Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 30 2015
Division of Trading and Markets

[redacted]

15020290

1. State the name of the applicant: New York Stock Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different):
   N/A
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 7/14/05 (b) State/Country of formation: New York

   (c) Statute under which applicant was organized: New York Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 03/27/15 (MM/DD/YY) New York Stock Exchange LLC (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 27th day of March (Month), 2015 (Year) by Luisa Lisciandrello (Notary Public)

My Commission expires 2/2/16 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Luisa Lisciandrello
Notary Public, State of New York
NO. 01LI6104985
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 02, 2016

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**

OFFICIAL USE

OFFICIAL USE ONLY

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the memberparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Martha Redding
Senior Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

NYSE

March 27, 2015

VIA FEDEX

Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed are an original and two copies of the amendment to Exhibit F, Exhibit G, and Exhibit H of New York Stock Exchange LLC's Form 1 application pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.

If you have questions, please do not hesitate to contact Martha Redding, Senior Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com

Sincerely,

Enclosures

cc: Michael Coe
Division of Trading and Markets
Securities and Exchange Commission
CoeM@sec.gov

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NEW YORK STOCK EXCHANGE LLC

March 30, 2015

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

March 2015

EXHIBIT F

A complete set of the New York Stock Exchange LLC's forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

NYSE MKT LLC and

New York Stock Exchange, LLC

Application for NYSE and NYSE MKT Equity[1] Membership for FINRA Members

A registered broker or dealer that is a member of FINRA is eligible to apply for NYSE and NYSE MKT equity membership with this short form application. If you have any questions regarding your eligibility to apply for membership under this application, please contact Client Relationship Services at 1.888.689.7739 (option 3) or crs@nyse.com.

[1] NYSE and NYSE MKT equity membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for NYSE and NYSE MKT membership, an Applicant must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Application Submission
Applicant Broker-Dealer must complete and submit all applicable materials addressed within the application as well as the additional required documentation noted in Section 6 of the application.

Application and supplemental materials should be sent electronically to crs@nyse.com. Please ensure all attachments are clearly labeled.

An original signed copy of Section 2 (Applicant Firm Acknowledgment) is **required** to be submitted directly to the Exchange along with the appropriate application fee. These documents should be mailed to:

New York Stock Exchange
Client Relationship Services
Attn: Elizabeth Cruz
20 Broad Street, 10th Floor
New York, NY 10005

Phone: 1.888.689.7739 (option 3)
Email: crs@nyse.com

New member organization pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm	$20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm	$ 7,500 (All other firms fall within this category)
Non-Public Firm	$ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to "NYSE Market, Inc." and submit the check with your initial application.

Note: The Applicant Firm must address all information and questions contained in this application. To the extent the Applicant Firm believes aparticular item or subject matter requested in the application is not relevant to its business, the Applicant Firm must so indicate.

New York Stock Exchange LLC ("NYSE") and NYSE MKT LLC ("NYSE MKT") (collectively referred to as the "Exchange") have retained the Financial Industry Regulatory Authority ("FINRA") to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to NYSE and NYSE MKT will be reviewed by the Exchange's Client Relationship Services ("CRS") Department for completeness. The applications are submitted to FINRA who performs the application review. All applications are deemed confidential and are handled in a secure environment. CRS and/or FINRA may request applicants to submit documentation in addition to what is requested in the Application during the application review process.

Each Applicant Firm is required to update information submitted as part of this application process that becomes inaccurate or incomplete during the pendency of the application and may be required to provide additional information as requested by FINRA or the Exchange's CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange's CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD® or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

Client Relationship Services
Email: crs@nyse.com
Phone: 1-888-689-7739 option 3

FINRA – Deborah Siluk
Email: deborah.siluk@finra.org
Phone: (202) 728-8483

APPLICATION PROCESS (Continued)

Application Process

Following submission of the Membership Application, fees and supporting documents to the Exchange, the application will be reviewed for accuracy and regulatory or other disclosures. The Exchange will submit the application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Exchange membership.
- If an NYSE Equity Trading License or NYSE Bond Trading License is not activated within six months of approval of the Membership Application, the applicant should reapply for membership or complete the application for Regulated Only Membership. The Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the firm's membership application.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact the Applicant Firm to discuss the statutory disqualification process.
- If it appears that the Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer may be contacted by FINRA for further information.
- CRS will promptly notify the Applicant Firm, in writing, following the membership decision.
- To determine the most beneficial connectivity option the Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. CRS, Connectivity and Operations teams will then coordinate the connectivity between the Applicant Firm and the Exchange, once the Applicant Firm is approved for membership.
- Once connectivity is established, a Relationship Manager or a Technology Account Manager will inform you of your ability to trade.

INFORMATION AND RESOURCES

Rules & Interpretations:
https://www.nyse.com/regulation/nyse/rules-and-interpretations

NYSE Rules:
http://nyserules.nyse.com/nyse/rules/

NYSE MKT Rules:
https://www.nyse.com/regulation/nyse-mkt

Rule Filings:
https://www.nyse.com/regulation/nyse/rules-and-interpretations#rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/nyse/rules-and-interpretations#interpretations

NYSE and NYSE MKT Membership:
https://www.nyse.com/markets/nyse/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD®") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, **(i)** has the right to vote 25 percent or more of the voting securities, **(ii)** is entitled to receive 25 percent or more of the net profits, or **(iii)** is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

Exchange – For purposes of this application Exchange refers to both New York Stock Exchange LLC and NYSE MKT, LLC equities platform.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is the largest independent regulator for all securities firms doing business in the United States.

NYSE MKT, LLC ("NYSE MKT") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT is also a Self -Regulatory Organization.

New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. This application is for trading rights on the Exchange platform only.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Retail Member Organization ("RMO") – an NYSE and NYSE MKT member organization (or a division thereof) that has been approved by the Exchange to submit Retail Orders and qualifies by either conducting a retail business or handling retail orders on behalf of another broker-dealer.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Supplemental Liquidity Provider ("SLP") – are off floor, electronic, high-volume members incented to add liquidity on the NYSE and NYSE MKT platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the Exchange for effecting approved securities transactions on the equities trading facilities. A Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an Exchange member. A Trading License issued by the Exchange is required to effect transactions on the floor of the Exchange or through any facility thereof. An organization may acquire and hold a Trading License only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A member organization holding a Trading License may designate a natural person to effect transactions on its behalf on the floor of the Exchange, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the Exchange for effecting debt transactions on the Exchange or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the Exchange, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ______________ SEC No.: ______________ Web CRD No.: ______________ Broker/ Dealer TAX ID: ______________

GENERAL INFORMATION

Name of Applicant Broker/Dealer: ______________________________

Business Address: ______________________________

City ______________ State: ______________ Zip Code: ______________

Business Phone: ______________ Fax: ______________

Website Address: ______________________________

Contact Name: ______________ Title: ______________

Address: ______________________________

Phone: ______________ Fax: ______________

Email Address: ______________________________

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ FINRA ☐ Other ______________________________

Date of Applicant Firm's FINRA Membership (if pending, so indicate): ______________________________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ NASDAQ OMX BX (BX)
☐ Chicago Stock Exchange (CHX)
☐ International Securities Exchange (ISE)
☐ Financial Industry Regulatory Authority (FINRA)
☐ NASDAQ OMX PHLX (PHLX)
☐ BATS Exchange (EBZX)
☐ BATS Y-Exchange (BYX)
☐ Other ______________
☐ Chicago Board Options Exchange (CBOE)
☐ National Stock Exchange (NSX)
☐ NASDAQ
☐ NYSE Amex Options
☐ NYSE Arca
☐ EDGA Exchange
☐ EDGX Exchange

(a) Identify other memberships being considered and the estimated cost of acquisition.

☐ ______________________________

(b) What source of funds will be utilized for the NYSE and any other memberships?

☐ ______________________________

SECTION 2 – APPLICANT FIRM ACKNOWLEDGMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the NYSE and NYSE MKT, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the NYSE and NYSE MKT.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Firm's DEA. It is understood that in that event, additional information may be required by the NYSE and NYSE MKT.

Applicant Firm acknowledges that it must separately purchase either an NYSE Equity Trading License, in order to have trading rights directly with the Exchange's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If the Applicant Firm chooses not to purchase either Trading License, it will have no direct access to the Exchange trading systems, but will be deemed a Regulated Only Member Organization of the Exchange and must be in full compliance with the rules and regulations of the NYSE and NYSE MKT.

Applicant Firm acknowledges that it is a member of FINRA, and is eligible to apply for Exchange membership with this application.

The NYSE, NYSE MKT and/or FINRA reserve the right to request additional information and documentation from the Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

____
Applicant Broker-Dealer

________________________________ ____________________
Signature of Authorized Officer Date

________________________________ ____________________
Print Name Title

SECTION 3 – APPLICATION QUESTIONS

1. Type of Business Activity to be conducted with the Exchange membership: (Check all that apply)

☐ NYSE / NYSE MKT Equities Floor Brokerage

☐ Commodities

☐ Non-member broker/dealer executions

☐ Engaging in business with non-broker/dealers
- ☐ Retail
- ☐ Institutions
- ☐ On Floor executions for non-broker/dealers

☐ Retail Member Organization (RMO)

☐ Sponsored access provider

☐ Primary government securities dealer

☐ Options (executions, market maker, etc.)

☐ Stock loan/stock borrow

☐ Joint Back Office (JBO) arrangements

☐ NYSE Bonds
- ☐ Agency
- ☐ Principal

☐ Engaging in business with other broker/dealers only

☐ Proprietary trading
- ☐ NYSE MKT Designated Market Maker (DMM)
- ☐ NYSE Designated Market Maker (DMM)
- ☐ Off Floor
- ☐ Supplemental Liquidity Provider (SLP)

☐ Corporate finance

☐ Equities market maker

☐ Issue or distribute research reports

☐ Repos/reverse repos financing transactions

☐ Underwritings

☐ Other (Please explain: ____)

2. Has the Applicant Firm ever operated under another name and/or had any predecessor organizations? (If the answer is "Yes", please specify.) Yes ☐ No ☐

Response: ____

3. Identify for the Applicant Firm:

(a) All office locations: ____

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

4. Does the Applicant Firm now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain.

Response: ____

5. Does the Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule 7410(m). (If the answer is "Yes", see NYSE Information Memos 09-31 which can be found here: http://www.nyse.com/nysenotices/nyse/information-memos/detail?memo_id=09-31) Yes ☐ No ☐

SECTION 3 – APPLICATION QUESTIONS (Continued)

6. Does the Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1? (If yes, the Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).	Yes	☐	No	☐
7. Does the Applicant Firm have registered principals as required by NYSE Rule 3110? If the firm answered "no", please explain. Response: ______________________________	Yes	☐	No	☐
8. Is the Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined under the Commodities Exchange Act?	Yes	☐	No	☐

If the Applicant Firm will be performing a Floor Based Business, please answer the following section. If the firm will be performing a non-Floor Based Business please move ahead to the Key Personnel section.

SECTION 4 - FLOOR BASED BUSINESS

8. Does the Applicant Firm intend to accept orders on the NYSE and/or NYSE MKT equities floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44) — Yes ☐ No ☐

Info Memo 07-43 can be found here:
http://www.nyse.com/nysenotices/nyse/information-memos/detail?memo_id=07-43
Info Memo 07-44 can be found here:
http://www.nyse.com/nysenotices/nyse/information-memos/detail?memo_id=07-44

9. Has the Applicant Firm met the NYSE's requirement to establish floor commission billing procedures and retain records for six years? (See NYSE Rules 301(e)(1), 353, and 440I) — Yes ☐ No ☐

10. Who is the person responsible for supervision of all floor employees of the Applicant Firm? (See NYSE Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name: ______________________________

Mailing Address: ______________________________

Phone: ______________________ Email: ______________________

11. Does the Applicant Firm maintain error and investment accounts? — Yes ☐ No ☐

If yes, please indicate the account name and number of the error and investment accounts. (An NYSE member organization may have more than one error account, but it may maintain only one error account for Floor-related errors. The Applicant must maintain a separate error account for NYSE MKT equities floor-related errors.) (See NYSE Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).

Member Education Bulletin 2011-5 can be found here:
http://www.nyse.com/nysenotices/nyse/education-bulletins/detail?memo_id=2011-5
Info Memo 07-72 can be found here:
http://www.nyse.com/nysenotices/nyse/information-memos/detail?memo_id=07-72

Account Name: ______________________ Account #: ______________________

Account Name: ______________________ Account #: ______________________

Account Name: ______________________ Account #: ______________________

12. Do the Applicant Firm's floor employees maintain their own personal brokerage accounts? (See NYSE Rule 407A). If yes, the applicant should list the account name and number of each such account below? — Yes ☐ No ☐

Account Name: ______________________ Account #: ______________________

Account Name: ______________________ Account #: ______________________

Account Name: ______________________ Account #: ______________________

SECTION 5 - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will be responsible for the business of the Applicant Firm on the Exchange.[1]

Please note the exam requirements for NYSE Membership and ensure each individual holds the required exam:

- **Chief Financial Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm
- **Chief Compliance Officer** - Series 14 if firm operates a public business and firm has commissions of $500,000 or more in the last year
- **Chief Operations Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ____________

Phone: ______________________ Fax: ____________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ____________

Phone: ______________________ Fax: ____________

Email: ______________________ Exams: ____________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ____________

Phone: ______________________ Fax: ____________

Email: ______________________ Exams: ____________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ____________

Phone: ______________________ Fax: ____________

Email: ______________________ Exams: ____________

Head of Technology

Name: ______________________ CRD: ____________

Phone: ______________________ Fax: ____________

Email: ______________________

Head of Trading

Name: ______________________ CRD: ____________

Phone: ______________________ Fax: ____________

Email: ______________________

Lead Floor Broker (If applicable)

Name: ______________________ CRD: ____________

Phone: ______________________ Fax: ____________

Email:

Please note: If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know. There are guidelines we can provide to your firm.

---

[1] NYSE Rules and Interpretations to NYSE Rules require persons associated with Applicant Firm, including principals, of a member to be properly qualified. (*See* NYSE Rules 342 and 345 as well as Interpretations to NYSE Rules 311(b) (5) and 342(a) and (b).)

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION		
Please ensure all applicable items are completed below by marking the tick box of the items you have included and note the Exhibit reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.		Exhibit ID (or N/A)
☐	Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on FINRA's Web CRD.	
☐	Provide a written description of the Applicant Firm's reason for seeking Exchange membership and a brief description of the business the Applicant Firm conducts.	
☐	If the Applicant Firm has any persons that are Approved Persons please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for both NYSE and NYSE MKT on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership. ▪ The AP Form is available on the NYSE's website here: https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf ▪ Refer to NYSE Information Memo 12-10 for more information: http://www.nyse.com/nysenotices/nyse/information-memos/pdf?memo_id=12-10	
☐	Provide an organization chart showing the following: ▪ All entities controlling, controlled by or under common control with the Applicant Firm ▪ Indicate the percentage ownership of the Applicant Firm by each direct and indirect parent ▪ Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of the Applicant Firm	
☐	Provide the following: ▪ A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), ▪ The nature of the affiliation with the Applicant Firm (e.g., parent, subsidiary, etc.), and ▪ Identify the type of business relationships between the Applicant Firm and the affiliates	
☐	Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years, from any Regulatory or Self Regulatory Organization (SRO) that oversees Applicant Firm (other than FINRA examination reports) as well as: ▪ Applicant Firm's written response regarding any deficiencies cited in the reports. ▪ A description of what the Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.	
☐	Provide Financial Documentation: ▪ If FINRA, NYSE Arca or NYSE MKT is not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital ▪ If FINRA, NYSE Arca or NYSE MKT is not the applicant's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1 and FINRA Regulatory Notice 10-15.) ▪ Provide 15c3-1 computation as of the anticipated date of Exchange membership approval. ▪ If FINRA, NYSE Arca or NYSEMKT is not the applicant's DEA, provide copies of the Firm's 3 most recent audit reports.	

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)		Exhibit ID (or N/A)
☐	If applicable, identify any principal executives or supervisory personnel of the Applicant Firm that are part-time or dually employed and include the following information for each individual: ▪ Nature of their activities with the Applicant Firm ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities ▪ A copy of the Applicant Firm's written approval required pursuant to NYSE Rule 346(e).	
☐	If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
☐	If FINRA, NYSE Arca or NYSE MKT is not the Applicant Firm's DEA, provide a copy of the Audit Agreement between the Applicant Firm and the firm's public accounting firm.	
☐	Provide a copy of the Applicant Firm's Written Supervisory Procedures (WSPs) regarding NYSE and NYSE MKT activities (e.g., Floor procedures, DMM activities, Business Continuity Plans relating to such activities, etc.). (Note: The Applicant Firm's procedures will also need to include procedures addressing NYSE Rule 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Firm and its associated persons will abide by the Rules and Regulations of the New York Stock Exchange.)	
☐	Organizational Documents: ▪ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation ▪ These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Section 8 for further details). Rule 313.22 – Provisions concerning redemption or conversion Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	

SECTION 7 – DESIGNATION OF ACCOUNTANT

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

Contact Name: ______________________

Address ______________________

Telephone Number ______________________

Email ______________________

2. Accounting Firm

Contact Name: ______________________

Address ______________________

Telephone Number ______________________

Email ______________________

3. Audit date covered by the Agreement

____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

☐ is for the annual audit during the fiscal year ____________

☐ is of a continuing nature, providing for successive yearly audits.

Signature:	______________________	Signature:	______________________
Title:	______________________	Title:	______________________
Date:	______________________	Date:	______________________
	(Broker/Dealer)		(Accounting Firm)

SECTION 8 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 8A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date.)
2. State filing certificate.
3. Certified List(s) of:
   a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
   b) Directors and/or Managing Member(s)
   c) Current member(s) (i.e., the owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 8B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all Amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date.)
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 8C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule313.22
2. By-Laws, as per Rule 313(b)
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 8.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if the applicant firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 <u>during the six month period prior to a termination of the agreement</u> the following language <u>must be included in the agreement:</u>

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

NYSE MKT LLC and

New York Stock Exchange, LLC

Application for NYSE and NYSE MKT Equity[1] Membership for Non-FINRA Members

A registered broker or dealer that is a member of a registered securities exchange, but is not a FINRA member, is eligible to apply for NYSE and NYSE MKT equities membership with this application if the broker or dealer does not (1) transact business with public customers or (2) conduct business on the Floor of the Exchange. If a registered broker or dealer transacts business with public customers or conducts business on the Floor of the Exchange, FINRA membership is a prerequisite to NYSE and NYSE MKT equities membership. If you have any questions regarding your eligibility to apply for membership under this application, please contact Client Relationship Services at 1.888.689.7739 (option 3) or crs@nyse.com.

[1] NYSE and NYSE MKT equity membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for NYSE and NYSE MKT membership, an Applicant must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Application Submission
Applicant Broker-Dealer must complete and submit all applicable materials addressed within the application as well as the additional required documentation noted in Section 5 of the application.

Application and all supplemental materials are preferred electronically and should be sent to crs@nyse.com. Please ensure all attachments are clearly labeled.

An original signed copy of Section 2 (Applicant Firm Acknowledgment) is **required** to be submitted directly to the Exchange along with the appropriate application fee. These documents should be mailed to:

New York Stock Exchange
Client Relationship Services
Attn: Elizabeth Cruz
20 Broad Street, 10th Floor
New York, NY 10005

Phone: 1.888.689.7739 (option 3)
Email: crs@nyse.com

New member organization pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm	$20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm	$ 7,500 (All other firms fall within this category)
Non-Public Firm	$ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to "NYSE Market, Inc." and submit the check with your initial application.

Note: **The Applicant Firm must address all information and questions contained in this application. To the extent the Applicant Firm believes a particular item or subject matter requested in the application is not relevant to its business, the Applicant Firm must so indicate.**

New York Stock Exchange LLC ("NYSE") and NYSE MKT LLC ("NYSE MKT") (collectively referred to as the "Exchange") have retained the Financial Industry Regulatory Authority ("FINRA") to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to NYSE and NYSE MKT will be reviewed by the Exchange's Client Relationship Services ("CRS") Department for completeness. The applications are submitted to FINRA who performs the application review. All applications are deemed confidential and are handled in a secure environment. CRS and/or FINRA may request applicants to submit documentation in addition to what is requested in the Application during the application review process.

Each Applicant Firm is required to update information submitted as part of this application process that becomes inaccurate or incomplete during the pendency of the application and may be required to provide additional information as requested by FINRA or the Exchange's CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange's CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD® or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

Client Relationship Services
Email: crs@nyse.com
Phone: 1-888-689-7739 option 3

FINRA – Deborah Siluk
Email: deborah.siluk@finra.org
Phone: (202) 728-8483

APPLICATION PROCESS (Continued)

Application Process

Following submission of the Membership Application, fees and supporting documents to NYSE and NYSE MKT, the application will be reviewed for accuracy and regulatory or other disclosures. NYSE and NYSE MKT will submit the application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Exchange membership.
- If an NYSE Trading License or NYSE Bond Trading License is not activated within six months of approval of the Membership Application, the applicant should reapply for membership or complete the application for Regulated Only Membership. The Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the firm's membership application.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact the Applicant Firm to discuss the statutory disqualification process.
- If it appears that the Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer may be contacted by FINRA for further information.
- CRS will promptly notify the Applicant Firm, in writing, following the membership decision.
- To determine the most beneficial connectivity option the Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. CRS, Connectivity and Operations teams will then coordinate the connectivity between the Applicant Firm and the NYSE and NYSE MKT if and when the Applicant Firm is approved for membership.
- Once connectivity is established, a Relationship Manager or a Technology Account Manager will inform you of your ability to trade.

INFORMATION AND RESOURCES

Rules & Interpretations:
https://www.nyse.com/regulation/nyse/rules-and-interpretations

NYSE Rules:
http://nyserules.nyse.com/nyse/rules/

NYSE MKT Rules:
https://www.nyse.com/regulation/nyse-mkt

Rule Filings:
https://www.nyse.com/regulation/nyse/rules-and-interpretations#rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/nyse/rules-and-interpretations#interpretations

NYSE and NYSE MKT Membership:
https://www.nyse.com/markets/nyse/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD®") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, **(i)** has the right to vote 25 percent or more of the voting securities, **(ii)** is entitled to receive 25 percent or more of the net profits, or **(iii)** is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

Exchange – For purposes of this application Exchange refers to both New York Stock Exchange LLC and NYSE MKT, LLC equities platform.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is the largest independent regulator for all securities firms doing business in the United States.

NYSE MKT, LLC ("NYSE MKT") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT is also a Self -Regulatory Organization.

New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. This application is for trading rights on the Exchange platform only.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Supplemental Liquidity Provider ("SLP") – are off floor, electronic, high-volume members incented to add liquidity on the NYSE and NYSE MKT platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the Exchange for effecting approved securities transactions on the equities trading facilities. A Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an Exchange member. A Trading License issued by the Exchange is required to effect transactions on the floor of the Exchange or through any facility thereof. An organization may acquire and hold a Trading License only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A member organization holding a Trading License may designate a natural person to effect transactions on its behalf on the floor of the Exchange, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the Exchange for effecting debt transactions on the Exchange or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the Exchange, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ______________ SEC No.: ______________ Web CRD No.: ______________ Broker/Dealer TAX ID: ______________

GENERAL INFORMATION

Name of Applicant Broker/Dealer: ______________________________

Business Address: ______________________________

City ______________ State: ______________ Zip Code: ______________

Business Phone: ______________ Fax: ______________

Website Address: ______________________________

Contact Name: ______________ Title: ______________

Address: ______________________________

Phone: ______________ Fax: ______________

Email Address: ______________________________

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

- ☐ NASDAQ OMX BX (BX)
- ☐ Chicago Stock Exchange (CHX)
- ☐ International Securities Exchange (ISE)
- ☐ NASDAQ OMX PHLX (PHLX)
- ☐ Other ______________
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ National Stock Exchange (NSX)
- ☐ NASDAQ
- ☐ NYSE Arca
- ☐ NYSE MKT

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

- ☐ NASDAQ OMX BX (BX)
- ☐ Chicago Stock Exchange (CHX)
- ☐ International Securities Exchange (ISE)
- ☐ NASDAQ OMX PHLX (PHLX)
- ☐ BATS Exchange (BZX)
- ☐ BATS Y-Exchange (BYX)
- ☐ Other ______________
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ National Stock Exchange (NSX)
- ☐ NASDAQ
- ☐ NYSE Amex Options
- ☐ NYSE Arca
- ☐ EDGA Exchange
- ☐ EDGX Exchange

(a) Identify other memberships being considered and the estimated cost of acquisition.

☐ ______________________________

(b) What source of funds will be utilized for the NYSE and any other memberships?

☐ ______________________________

SECTION 2 – APPLICANT FIRM ACKNOWLEDGEMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the NYSE and NYSE MKT, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the NYSE and NYSE MKT.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Firm's DEA. It is understood that in that event, additional information may be required by the NYSE and NYSE MKT.

Applicant Firm acknowledges that it must separately purchase either an NYSE Equity Trading License, in order to have trading rights directly with the Exchange's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If the Applicant Firm chooses not to purchase either Trading License, it will have no direct access to the Exchange trading systems, but will be deemed a Regulated Only Member Organization of the Exchange and must be in full compliance with the rules and regulations of the NYSE and NYSE MKT.

Applicant Firm acknowledges that it is a member of a registered securities exchange, is not a FINRA member, and is eligible to apply for Exchange membership with this application. The Applicant Firm conducts a proprietary business and does not transact business with public customers nor conducts business on the Floor of the Exchange. If the registered broker or dealer transacts business with public customers or conducts business on the Floor of the Exchange, FINRA membership is a prerequisite to Exchange membership.

The NYSE, NYSE MKT and/or FINRA reserve the right to request additional information and documentation from the Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

____
Applicant Broker-Dealer

______________________________	____________________
Signature of Authorized Officer	Date
______________________________	____________________
Print Name	Title

SECTION 3 – APPLICATION QUESTIONS

1. Type of Business Activity to be conducted with Exchange membership: (Check all that apply)

- ☐ Non-member broker/dealer executions
- ☐ Engaging in business with other broker/dealers only
- ☐ Commodities
- ☐ Corporate Finance
- ☐ Proprietary trading
- ☐ Primary government securities dealer
- ☐ Equities market maker
- ☐ Options (executions, market maker)
- ☐ Issue research reports
- ☐ Stock loan/stock borrow
- ☐ Repos/reverse repos financing transactions
- ☐ Joint Back Office (JBO) arrangements
- ☐ Sponsored access provider
- ☐ Underwritings
- ☐ NYSE Bonds
  - ☐ Agency
  - ☐ Principal
- ☐ Supplemental Liquidity Provider (SLP)
- ☐ Other (Please explain: ______________________________)

2. Has the Applicant Firm ever operated under another name and/or had any predecessor organizations? If the answer is "Yes", please specify. Yes ☐ No ☐

Response: ______________________________

3. Does the Applicant Firm have a direct parent? If so, provide the parent's name.

Response: ______________________________

4. Identify for the Applicant Firm:

(a) All office locations: ______________________________

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

5. Does the Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule 7410(m). (If the answer is "Yes", see NYSE Information Memos 09-31 which can be found here: http://www.nyse.com/nysenotices/nyse/information-memos/detail?memo_id=09-31) Yes ☐ No ☐

6. Is the Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined under the Commodities Exchange Act? Yes ☐ No ☐

SECTION 3 – APPLICATION QUESTIONS (Continued)

7. Please indicate the firm's proposed carrying/clearing methodology and/or clearance activities (please check all that apply):

a) Clearing Type:

☐ Self Clears
☐ Clears through another broker dealer on an omnibus basis
☐ Clears through another broker dealer on a fully disclosed basis
☐ Clears for others (affiliated or non-affiliated)

b) Regarding the above responses, identify the firm's clearing broker-dealer: ____________________

c) If applicable, identify the entities for which the Applicant Firm clears (indicate N/A as appropriate):

____

d) If introducing, provide a copy of the clearing arrangement; and

e) If self clearing, provide a full description of the back office operations and facilities to be used to conduct this aspect of the firm's business, as well as the names, positions and experience of the key personnel in this area.

8. Does the Applicant Firm have registered principals as required by NYSE Rule 3110 — Yes ☐ No ☐

If the firm answered "no", please explain.

Response: ____________________

9. Does the Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1? — Yes ☐ No ☐

(If yes, the Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).

10. Please provide the date of your last cycle examination by your Designated Examining Authority (DEA). If there has been no examination to date, provide the anticipated date of your first examination.

Response: ____________________

SECTION 4 - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will be responsible for the business of the Applicant Firm on the Exchange.[1]

Please note the exam requirements for NYSE Membership and ensure each individual holds the required exam:

- **Chief Financial Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm
- **Chief Compliance Officer** - Series 14 if firm operates a public business and firm has commissions of $500,000 or more in the last year
- **Chief Operations Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________

Phone: ______________________ Fax: ______________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________

Phone: ______________________ Fax: ______________

Email: ______________________ Exams: ______________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ______________

Phone: ______________________ Fax: ______________

Email: ______________________ Exams: ______________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ______________

Phone: ______________________ Fax: ______________

Email: ______________________ Exams: ______________

Head of Technology

Name: ______________________ CRD: ______________

Phone: ______________________ Fax: ______________

Email: ______________________

Head of Trading

Name: ______________________ CRD: ______________

Phone: ______________________ Fax: ______________

Email: ______________________

Lead Floor Broker (If applicable)

Name: ______________________ CRD: ______________

Phone: ______________________ Fax: ______________

Email:

Please note: If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know. There are guidelines we can provide to your firm.

[1] NYSE Rules and Interpretations to NYSE Rules require persons associated with Applicant Firm, including principals, of a member to be properly qualified. (*See* NYSE Rules 342 and 345 as well as Interpretations to NYSE Rules 311(b) (5) and 342(a) and (b).)

SECTION 5 - ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION		
	Please ensure you complete all applicable items below by marking the tick box of the items you have included and note the Exhibit Reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.	Exhibit ID (or N/A)
☐	Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on Web CRD.	
☐	Provide a written description of the Applicant Firm's: ▪ Current business lines ▪ Operations ▪ Supervisory, financial and internal controls ▪ Communication and recordkeeping systems ▪ Nature and source of the Applicant Firm's capital ▪ Planned or anticipated future business lines ▪ Reason for seeking Exchange membership	
☐	If the Applicant Firm has any persons that are Approved Persons please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for <u>both</u> NYSE and NYSE MKT on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership. ▪ The AP Form is available on the NYSE's website here: https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf ▪ Refer to NYSE Information Memo 12-10 for more information: <u>http://www.nyse.com/nysenotices/nyse/information-memos/pdf?memo_id=12-10</u>	
☐	Provide an organization chart showing the following: ▪ All entities controlling, controlled by or under common control with the Applicant Firm ▪ Indicate the percentage ownership of the Applicant Firm by each direct and indirect parent ▪ Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of the Applicant Firm	
☐	Provide the following: ▪ A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), ▪ The nature of the affiliation with the Applicant Firm (e.g., parent, subsidiary, etc.), and ▪ Identify the type of business relationships between the Applicant Firm and the affiliates	
☐	Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years from any Regulatory or Self Regulatory Organization (SRO) that oversees the Applicant Firm, as well as: ▪ Applicant Firm's written response regarding any deficiencies cited in the reports. ▪ A description of what the Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.	
☐	Provide the following Financial Documentation: ▪ If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital, if applicable ▪ If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA. (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1.) ▪ Most recent 12 months of FOCUS Reports ▪ Copies of 15c3-1 computation as of the anticipated date of Exchange membership approval ▪ If NYSE Arca or NYSEMKT are not the applicant's DEA, provide copies of audited reports of the Applicant Firm for the most recent three years ▪ Pro-forma balance sheet for the next 6 months ▪ Pro-forma financials projecting profit and loss for the next 6 months	

SECTION 5 - ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)		Exhibit ID (or N/A)
☐	If applicable, identify any principal executives or supervisory personnel of the Applicant Firm that are part-time or dually employed and include the following information for each individual: ▪ Nature of their activities with the Applicant Firm ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities ▪ A copy of the Applicant Firm's written approval required pursuant to NYSE Rule 346(e)	
☐	If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
☐	If applicable, provide the name of the service provider used by the Applicant Firm to process firm financial information and account activity data and clearly identify what services and reports of the provider are utilized by the Applicant Firm.	
☐	Provide a copy of the Audit Agreement between the Applicant Firm and the firm's public accounting firm.	
☐	If applicable, provide a copy of the Applicant Firm's Needs Analysis and Training Plan developed and implemented for compliance with the Continuing Education Firm Element requirements of NYSE Rule 345A(b).	
☐	Provide a copy of the Applicant Firm's Written Supervisory Procedures (WSPs) and, if not included in the provided WSPs, copies of the Applicant Firm's Business Continuity Plan and Anti-Money Laundering procedures. (Note: The Applicant Firm's procedures will need to include procedures addressing NYSE Rules 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Applicant Firm and its associated persons will abide by the Rules and Regulations of the NYSE and NYSE MKT.)	
☐	Identify all clearing corporations of which the Applicant Firm is a current member (e.g. DTC, NSCC, FICC, etc.).	
☐	If the Applicant Firm prepares research reports for external distribution, provide a description of the research facilities and a list of the key personnel, including the Supervisory Analyst(s), identifying Web CRD #s as well as their background and experience. (See NYSE Rules 344 & 472)	
☐	If applicable, pertaining to the Applicant Firm or any of its associated persons, provide a copy of the following (unless reported to Web CRD): ▪ Decision or order by a federal or state authority or self-regulatory organization taking permanent or temporary adverse action regarding a registration or licensing decision; ▪ Regulatory action or investigation by the Securities Exchange Commission, the Commodity Futures Trading Commission, a federal, state or foreign regulatory agency, or self-regulatory organization that is pending, adjudicated or settled; ▪ Criminal action (other than minor traffic violation) that is pending, settled or adjudicated; ▪ Any document evidencing a termination for cause or permitted resignation after investigation of an alleged violation of a federal or state securities law, a rule or regulation there under, a self-regulatory organization rule, or a securities industry standard of conduct; ▪ Investment-related civil action for damages or injunction that is pending, adjudicated or settled; ▪ Investment-related customer complaint or arbitration required to be reported on Form U4.	
☐	Organizational Documents: ▪ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation ▪ These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Sections 7 for further details) Rule 313.22 – Provisions concerning redemption or conversion Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	

SECTION 6 – DESIGNATION OF ACCOUNTANT

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

Contact Name: ______________________

Address ______________________

Telephone Number ______________________

Email ______________________

2. Accounting Firm

Contact Name: ______________________

Address ______________________

Telephone Number ______________________

Email ______________________

3. Audit date covered by the Agreement

____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

☐ is for the annual audit during the fiscal year ____________

☐ is of a continuing nature, providing for successive yearly audits.

Signature: ______________	Signature: ______________
Title: ______________	Title: ______________
Date: ______________	Date: ______________
(Broker/Dealer)	(Accounting Firm)

SECTION 7 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 7A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date)
2. State filing certificate
3. Certified List(s) of:
   a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
   b) Directors and/or Managing Member(s)
   c) Current member(s) (i.e., owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 7B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date.)
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 7C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule 313.22
2. By-Laws, as per Rule 313(b)
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 7.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if the applicant firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 <u>during the six month period prior to a termination of the agreement</u> the following language <u>must be included in the agreement:</u>

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

New York Stock Exchange LLC and NYSE MKT LLC
Floor Employee Request Form

FLOOR EMPLOYEE REGISTRATION REQUEST

Incomplete applications will not be accepted. Applications will not be approved without proper identification, fingerprint clearance, U-4 and WebCRD™ (CRD) registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: ______________________ CRD: ______________________

Title: ______________________ Phone: ______________________

Date of Birth: ______________________ Email: ______________________

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________ CRD: ______________________

Primary Contact Name: ______________________ Title: ______________________

Phone: ______________________ Email: ______________________

Business Address: ______________________

City: ______________________ State: ________ Zip: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Check all that apply):

☐ Floor Employee (FE) ☐ Trading Assistant (TA)

- All individuals requesting access to the NYSE and NYSE MKT Equity Trading Floor must register as ("FE") on CRD
- All individuals wishing to register as a Trading Assistant ("TA") on CRD are required to take the Series 25 (NYSE Trading Assistant Examination)

Position / Reason for access to the Trading Floor: ______________________

Effective Date: ______________________

☐ Permanent ☐ Temporary ☐ Summer Intern

If Temporary, indicate length of employment: ______________________

Access Required: Building(s): ______________ Trading Floor: ______________

APPLICATION CHECKLIST

☐ A Form U-4 requesting the "FE" and/or "TA" registrations have been submitted to FINRA through CRD*

* Individuals who are registering as a Trading Assistant need both the "TA" and "FE" registrations

☐ Fingerprint Card is available on CRD

☐ Completed Series 25 examination requirement for "TA" registration (if applicable)

New York Stock Exchange LLC and NYSE MKT LLC
Floor Employee Request Form

AUTHORIZED ACKNOWLEDGEMENT

I authorize New York Stock Exchange LLC and NYSE MKT LLC (collectively referred to as the "Exchange") and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of New York Stock Exchange LLC and NYSE MKT LLC (collectively referred to as the "Exchange) and to be subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Signature of Applicant ______________________ Date ______________________

MEMBER ORGANIZATION ACKNOWLEDGEMENT

The undersigned Member Organization certifies that the applicant named above is authorized to enter into the NYSE and NYSE MKT Trading Floor as referenced above, on behalf of this NYSE and NYSE MKT Member Organization. Additionally, the Member Organization acknowledges that it is responsible for applicant identified above, and as such actions of the applicant shall be binding on the Member Organization in all respects.

Member Organization Name: ______________________

Signature of Authorized Member Organization Representative ______________________ Date ______________________

Print Name ______________________ Title ______________________

In addition, all US citizens must provide verification of US Citizenship and Date of Birth by presenting their birth certificate and/or Government issued passport to the Security ID Office. All Non-US Citizens must present their passports and visas to the Security ID Office.

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC and NYSE MKT LLC
New Member / Substitute Member Application

APPLICANT MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________ CRD: ______________________

Primary Contact Name: ______________________ Title: ______________________

Phone: ______________________ Email: ______________________

NEW MEMBER / SUBSTITUTE MEMBER APPLICANT INFORMATION

Applicant Name: ______________________ CRD: ______________________

Title: ______________________ DOB: ______________________

Phone: ______________________ Email: ______________________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Check all that apply)

☐ Member ☐ Substitute Member

☐ Designated Market Maker (DMM) ☐ Floor Broker (FB)

Badge #: ______________________ Floor Location: ______________________

APPLICATION CHECKLIST

☐ A Form U-4 requesting "ME" registration has been submitted to FINRA through WebCRD

☐ A Fingerprint card is on WebCRD

☐ Individual has passed or been granted a waiver of the required examinations

ME – (Series15 prerequisite)

Front Line DMM trading Assistant Exam – Series 21

Do you have any reportable events on the U-4 submitted to FINRA through WebCRD? ☐ Yes ☐ No

FOR NEW MEMBERS / SUBSTITUTE MEMBERS

Expected Start Date, if known:	
Are you currently active as a Member or Substitute Member?	☐ Yes ☐ No
If No, have you ever been a member in the past?	☐ Yes ☐ No
Enter the last date you were active as a member (if applicable)	
Have you been a member on the Trading Floor within the last 6 months?	☐ Yes ☐ No
If No, have you completed the New Member Orientation Program within the last 6 months?	☐ Yes ☐ No
If No, are you currently enrolled in the New Member Orientation Program? Enter the start and ending dates of the New Member Orientation Program you will attend (if applicable) If No, contact Trading Floor Education & Outreach, c/o Michelle Liguori at michelle.liguori@nysec.com or 212.656.5472 to schedule enrollment	☐ Yes ☐ No Start Date: ____________ End Date: ____________

New York Stock Exchange LLC and NYSE MKT LLC
New Member / Substitute Member Application

FOR FULL-TIME NEW MEMBERS ONLY		
Are you replacing a current Member on a full-time basis?	☐ Yes	☐ No
If replacing a current Member, indicate name of Member being replaced		
Are you applying for a new Trading License?	☐ Yes	☐ No

AUTHORIZED ACKNOWLEDGEMENT

I affirm my obligation to abide, in full, with the rules and regulations of New York Stock Exchange LLC and NYSE MKT LLC and to be subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

Proposed Member Signature ____________________ Date ____________________

The undersigned Member Organization agrees with the Exchange and each other Member and Member Organization that, until such authority is properly terminated by a minimum of one business day's written notice to the Exchange, the Member identified above is authorized to act as an agent of the Member Organization for the purpose of transacting the business of the Member Organization on the Exchange, and every contract entered into on the Exchange by the Member shall be binding on the Member Organization in all respects.

Signature of Authorized Member Organization Representative ____________________ Date ____________________

Print Name ____________________ Title ____________________

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

Print Form

AP Form

NYSE MKT LLC and New York Stock Exchange, LLC

This Form is to be completed by Non-Natural Persons seeking Approved Person status and for whom the required disclosure information is not available on Web CRD®.

Instructions

Prior to completing this form, the Non-Natural Person seeking Approved Person status ("Applicant") should be familiar with the New York Stock Exchange, LLC ("NYSE") and NYSE MKT, LLC ("NYSE MKT") (collectively, the "Exchange") Rules, particularly those relating to "Approved Persons," including but not limited to Rules 2 and 304.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the Exchange and FINRA.
  - A new AP Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person)
  - The elimination of an existing Approved Person should be provided to the Exchange and FINRA in writing (email is acceptable)
  - Notification of changes should be provided to the Exchange (crs@nyx.com) and FINRA (Q&RNY@finra.org) within 30 days
- Please refer to Information Memo 12-10: http://www.nyse.com/nysenotices/nyse/information-memos/list

For Applicants associated with firms seeking NYSE / NYSE MKT membership, please email a signed and completed copy of the AP Form to Client Relationship Services at crs@nyx.com.

For Applicants associated with existing Exchange member organizations, please email a signed and completed copy of the AP Form to FINRA, Qualifications & Registration Department at Q&RNY@finra.org.

Section I

1. Full Name of the Applicant: ______________________________

2. If applicable, Web CRD # of the Applicant: ______________________________

3. Full name and Web CRD # of the Member Organization with which the Applicant is or will be associated:

   Member Organization:______________________________

   Web CRD#: ______________________________

4. Approved Person Status is requested pursuant to the rules of the Exchange because the Applicant:
   - ☐ *controls* the Member Organization
   - ☐ is engaged in a *securities or kindred business* and is *controlled* by the Member Organization
   - ☐ is a U.S. registered broker-dealer and is *under common control* with the Member Organization

5. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?
   - ☐ Yes
   - ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the Exchange by sending notification to FINRA at Q&RNY@finra.org – see Rules 304 and 4530.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange to provide any information concerning or relating to the Member Organization and agrees that the Exchange has no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange, nor any investor, officer, trustee, agent, nor employee of said Exchange shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange reserve the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange as would at any time apply to an "Approved Person" as such term is defined in Rule 2 of the Exchange.

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange with such information with respect to the Applicant's relationship and dealings with its affiliated member organization as the Exchange may require, to supply the Exchange with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange' disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification. (See Section 3(a)(39) of the Securities Exchange Act of 1934, as amended).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but <u>has</u> retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange, in writing.

Signature: ______________________________ Date: ______________

(A Duly Authorized Executive Officer, Senior Partner, Managing Member or equivalent of the Applicant)

Printed Name: ______________________________

Title: ______________________________

Web CRD# (if applicable): ______________________________

New York Stock Exchange LLC and NYSE MKT LLC
Equity Trading License Application

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________ CRD: ______________

Primary Contact Name: ______________________ Title: ______________

Phone: ______________________ Email: ______________

Billing Contact Name: ______________________

Billing Address: ______________________

City: ______________________ State: ________ Zip: ____________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED WITH TRADING LICENSE(S) (Check all that apply)

☐ Designated Market Maker (DMM)

☐ Floor Broker (FB)

☐ Electronic Access Firm (EAF)

MEMBER ORGANIZATION WILL HAVE THE FOLLOWING FLOOR MEMBERS (If applicable)

List name(s) of Members below for which a Trading License will be purchased. Indicate if currently approved as a NYSE Qualified Member. **Please note that any individual not currently so approved will be required to undergo a full application process. There can be no guarantee that such process will be completed by the effective date of the new requested Trading License.**

For Electronic Access the Trading License will be used without a Floor Member, no name need be provided below. **Important:** Each trading license entitles its holder to trading privileges for one trading Floor Member (e.g. electronic access only.)

Name	Currently A Qualified Member*?	Expected Start Date
	☐ Yes ☐ No	
	☐ Yes ☐ No	
	☐ Yes ☐ No	
	☐ Yes ☐ No	
	☐ Yes ☐ No	
	☐ Yes ☐ No	
	☐ Yes ☐ No	
	☐ Yes ☐ No	

To list more floor members, attach a separate page with this form.

*A Qualified Member is an Individual who has completed and passed the Series 15 exam.

New York Stock Exchange LLC and NYSE MKT LLC
Equity Trading License Application

TRADING LICENSES

Trading Licenses are available for $40,000 per year billed monthly for the first two, pro-rated for the amount of time remaining for the year. All additional Trading Licenses are available at $25,000 per year billed monthly, pro-rated for the amount of time remaining for the year.

Number of Licenses to be purchased: ____________________

If this request is for a one-day License please note the effective date: ____________________

To terminate an existing NYSE Trading License please email a request to Client Relationship Services at crs@nyse.com.

AUTHORIZED ACKNOWLEDGEMENT

The undersigned Member Organization understands and agrees that

In the event this application is accepted, the undersigned will make timely payment of all amounts due in connection with the acquisition and holding of a Trading License as prescribed in Rules 300 and 300T.

The Rules of New York Stock Exchange LLC and NYSE MKT LLC (collectively referred to as the "Exchange") may be reviewed at www.nyse.com. As holder of a Trading License, the undersigned agrees to comply with such Exchange rules, Federal Securities Rules and Regulations, and that it will be subject to the jurisdiction of the Exchange.

____________________	____________________
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
____________________	____________________
Print Name of Authorized Signatory	Title
____________________	____________________
Phone Number of Authorized Signatory	Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange, LLC and NYSE MKT LLC
Securities Lending Representative Agreement

Must be completed by all applicants for approval as Securities Lending Representatives and all direct supervisors of Securities Lending representatives.

THE AGREEMENT

Compliance with Policies and Regulations

As an employee engaged in securities lending or borrowing activities, including, but not limited to, negotiating rates, contract values and credit parameters and payment of rebates, I will abide by the policies and procedures established by my employer as well as all applicable Federal and State Securities Laws and with the Constitution and Rules of the New York Stock Exchange.

Securities Transactions

I agree to obtain the written consent of my employer prior to opening a securities account at another financial institution and will arrange to furnish duplicate copies of confirmation s and statements to appropriate supervisory persons at my employer in accordance with the rules of the New York Stock Exchange.

Expense Accounts

I agree that when exercising expense account privileges I will act in accordance with the guidelines established by my employer and I understand that persons designated as having supervisory responsibilities over securities lending or borrowing activities will make a thorough review of all such expense account records.

Gifts & Gratuities

I agree that I will promptly notify appropriate supervisory personnel of all gift and gratuity offerings and receipts in order to ensure adherence to my employer's and the Exchange's policy.

INDIVIDUAL ACKNOWLEDGEMENT

Member Organization Name: ______________________________

Name of Witness[1] (Please Print)	Name of Applicant (Please Print)
Signature of Witness	Signature of Applicant
Title	Applicant CRD#

[1]The Witness must be either a partner of the firm, office of the corporation, branch office manager, or authorized employee. Please indicate which type.

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

EXHIBIT G

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

March 2015

EXHIBIT G

The following forms of financial statements, reports, or questionnaires are required of members of the New York Stock Exchange LLC's relating to financial responsibility or minimum capital requirements. This information is also publicly available on the Exchange's website at www.nyse.com and included as part of the membership applications provided in Exhibit F:

Financial Documentation required of Non-FINRA member firms:

1. If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital, if applicable.
2. If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA. (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1.)
3. Most recent 12 months of FOCUS Reports.
4. Copies of 15c3-1 computation as of the anticipated date of Exchange membership approval.
5. If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of audited reports of the Applicant Firm for the most recent three years.
6. Pro-forma balance sheet for the next 6 months.
7. Pro-forma financials projecting profit and loss for the next 6 months.

Financial Documentation required of FINRA member firms:

1. If FINRA, NYSE Arca or NYSE MKT is not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital
2. If FINRA, NYSE Arca or NYSE MKT is not the applicant's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1 and FINRA Regulatory Notice 10-15.)
3. Provide 15c3-1 computation as of the anticipated date of Exchange membership approval.
4. If FINRA, NYSE Arca or NYSE MKT is not the applicant's DEA, provide copies of the Firm's 3 most recent audit reports.

EXHIBIT H

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

March 2015

EXHIBIT H

The attached set of documents comprise the New York Stock Exchange LLC's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. This information is also publicly available on the Exchange's website at www.nyse.com:

1. Listing Application Checklist
2. Original Listing Application
3. Full Application
4. Domestic Co Listing Agreement
5. Voting Trust Listing Agreement
6. Foreign Private Issuer Listing Agreement
7. Listing Agreement for ADR Depository
8. Free Share Distribution Understanding
9. Domestic Company 303A Initial Written Affirmation
10. Foreign Private Issuer 303A Initial Written Affirmation
11. Special Entity 303A initial Written Affirmation
12. Statement of Understanding
13. Listing Fees

NEW YORK STOCK EXCHANGE

Checklist for Supporting Documents
Required for
Original Listing Application

This is a checklist for companies that would like to list securities on the NYSE (the "Exchange"). Please note that prior to submitting the following documents to the Exchange, the company will have been cleared to file an original listing application.

Documents Required for Authorization to List

☐ Draft Original Listing Application
☐ Confirmation company meets shareholder requirements
☐ Response to clearance letter
☐ Letter from the underwriters undertaking that the company will comply with applicable quantitative listing standards (when listing in conjunction with an initial public offering)
☐ Listing Agreement executed by an executive officer
☐ Depositary Listing Agreement (for foreign private issuers listing American Depositary Receipts)
☐ Draft Depositary Agreement (for foreign private issuers listing American Depositary Receipts)
☐ Section 315 Letter
☐ Draft Form 8-A
☐ Copy of charter
☐ Copy of bylaws
☐ Copy of Board resolutions authorizing:
  (i) application to list securities on the Exchange;
  (ii) issuance of any *unissued* securities (e.g., option plans, shares to be issued upon conversion etc.) for which the listing application is made; and
  (iii) appointment of the transfer agent/registrar, if any.
☐ Copy of shareholder resolutions authorizing issuance (if corporate procedure requires such action) of any *unissued* securities (e.g., option plans, shares to be issued upon conversion, etc.) for which listing application is made
☐ Copy of Specimen Certificate (if any)
☐ Public Authority Certificate -- A copy of the certificate or order of any public authority having jurisdiction over the company in the matter of approving or authorizing issuance of any unissued securities proposed for listing. (if applicable)
☐ Adjustments to Historical Financial Data -- If necessary to demonstrate compliance with financial listing standards
☐ Copy of good standing certificate from jurisdiction of incorporation (if no Exhibit 5 opinions have been filed with the SEC in the preceding 12 months)

- ☐ Initial Written Affirmation (except for companies listing in conjunction with an initial public offering, who must provide it prior to listing)
- ☐ Opinion of home country counsel (for foreign private issuers)

Documents Required Prior to Listing

- ☐ Confirmation letter from CUSIP Bureau (when listing in conjunction with an initial public offering)
- ☐ Initial Written Affirmation
- ☐ Form 8-A must be filed with Securities and Exchange Commission

Documents to be Provided after Listing*

- ☐ Two copies of final Original Listing Application signed by an executive officer
- ☐ Final executed copy of Depository Listing Agreement (for foreign private issuers listing American Depositary Receipts ("ADRs"))
- ☐ Additional information as requested by the Exchange

*Final documentation should be provided promptly after the exercise in full of the over-allotment option or -- if listing in conjunction with an initial public offering -- the expiration of the over-allotment option.

☐ Draft
☐ Final

NEW YORK STOCK EXCHANGE
ORIGINAL LISTING APPLICATION
FOR EQUITY SECURITIES

Part I: Corporate Information

A. General Corporate Information

Complete Legal Corporate Name: ____________________

Address of Principal Executive Offices: ____________________

____

____

Company Telephone No.: ____________________

Contact Name and Title: ____________________

Contact Telephone No.: ____________________ Contact Email: ____________________

State and Country of Incorporation: ____________________ Date of Incorporation: ____________________

EDGAR CIK No.: ____________________ SEC '34 Act File No.: ____________________

Foreign Private Issuer (yes/no): ____________________ DRS Eligible (yes/no): ____________________

Website address: ____________________ SIC Code: ____________________

CUSIP No. of Security(s) Being Listed: ____________________

Date of Fiscal Year End: ____________________

B. Corporate Contacts

Please list the full name, full title (if different from that indicated), address (if different from principal address above), telephone number and email address of the following individual(s):

____

Chief Executive Officer

Chief Financial Officer

Corporate Secretary

General Counsel

Investor Relations Officer

Other Designated Contact

Part II: Security Information

A. Security(s) which the Applicant Issuer is applying to list (including par/stated value, warrant expiration date, maturity date, etc.):

Security Class/Type	Issue Description (incl. par value)	Shares Outstanding or Offered	Total Shares Unissued, but Reserved for issuance*

*As of __________ (date), the following number of shares are unissued, but have been authorized for issuance by the Applicant Issuer's governing body for the purposes noted:

Date Authorized	Purpose of Shares to be Issued	Number of Shares Authorized

* Please note that NYSE's rules require that, at such date in the future that any currently unissued but authorized securities are issued, the Applicant Issuer must file a supplemental listing application to list such securities on the applicable exchange.

Record date of the most recent dividend paid with respect to the shares:

____

Payment date of the most recent dividend paid with respect to the shares:

____

Amount per share of the most recent dividend paid with respect to the shares:

____

Are there any declared but unpaid dividends with respect to the shares:

____

What is the record date for any such unpaid dividend:

____

What is the payment date of any such unpaid dividend:

____

What is the amount per share of any such unpaid dividend:

____

Provide a description of any outstanding rights to subscribe to securities:

____

If a record date is to be set in the near future for any purpose, please provide the anticipated date of the record date and the reason the record date is being established.

____

B. Transfer Agent/Registrar:

Name: ____

Address: ____

Phone No.: ____________ Facsimile No.: ____________ Email: ______

C. If listing American Depositary Shares, please provide the following information with respect to the Depositary Bank:

Name: ____

Address: ____

Phone No.: ______________ Email: ______________

D. Outside Counsel Contact with Respect to Listing Application, if any:

Name of Contact Person: ______________________________________

Firm Name: ____

Address: ____

Phone No.: ________________ Email: ______________

E. Security Preferences

If the Applicant Issuer has any existing class of common stock or equity security entitling the holder(s) to differential voting rights, dividend payments, or other preferences, please provide a complete description of such preference(s):

____

____

____

____

Part III: Type of Listing

A. Listing in Connection with an Issuance of Securities

Please indicate the type of transaction:

☐ Initial Public Offering ☐ Merger ☐ Spin-off

☐ Follow On Offering ☐ Reorganization ☐ Exchange Offer ☐

Conversion ☐ Other (please specify): ______________

If spin-off, please provide name of parent entity: ______________________

Will the security(s) to be listed trade on a "when issued" basis? Yes ☐ No ☐

Expected closing date of the transaction: ______________________________

Expected listing date: ____

Investment Banker/Financial Advisor Contact(s), if any

Name of Contact Person: ______________________________________

Firm Name: ____

Address: ____

Phone No.: ______________ Email: ______________________________

B. Listing in Connection with a Transfer or Quotation

Name of current trading market, if any: ______________________________

Current ticker symbol, if any: ______________________________

Part IV: Additional Information

A. Exchange Requirements for Listing Consideration

To be considered for listing, the Applicant Issuer must meet the Exchange's minimum listing requirements. The Exchange has broad discretion regarding the listing of any security. Thus, the Exchange may deny listing or apply additional or more stringent criteria based on any event, condition, or circumstance that makes the listing of an Applicant Issuer's security inadvisable or unwarranted in the opinion of the Exchange. Such determination can be made even if the Applicant Issuer meets the Exchange's listing standards. In connection with the review of any listing application, the Exchange reserves the right to request such additional public or non-public information or documentation as it may deem necessary and appropriate to make a determination regarding the listing eligibility of the Applicant Issuer's security, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other appropriate regulatory authority.

B. Regulatory Review

The Applicant Issuer must provide the Exchange with a letter signed by an executive officer of the company, certifying that, to the company's knowledge, no officer*, board member, or non-institutional shareholder with greater than 10% ownership of the company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) during the past ten years. To the extent that an officer, board member, or non-institutional shareholder with greater than 10% ownership of the company has been so convicted, provide a detailed description of all such matters. In addition to reviewing this letter, the Exchange will review background materials available to it regarding the aforementioned individuals as part of the eligibility review process.

*As such term is defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Part VI: Attestation

I, ______________________________, as ______________________________
Name of Authorized Executive Officer Title of Authorized Executive Officer

____, do hereby
Full Name of Company

attest that, at the time of the filing of this application, the Applicant Issuer is deemed to have read and understood the Exchange's listing and corporate governance rules and requirements and, if approved for listing, intends to comply with all applicable listing and corporate governance rules and requirements on an ongoing basis. Further, I certify that to the best of my knowledge and belief, the information contained within this application and any materials provided to the Exchange in support of this application are true and correct.

____
Signature of Authorized Executive Officer

____
Date

NEW YORK STOCK EXCHANGE

**Checklist for Supporting Documents
Required for
Original Listing Application**

This is a checklist for companies that would like to list securities on the NYSE (the "Exchange"). Please note that prior to submitting the following documents to the Exchange, the company will have been cleared to file an original listing application.

Documents Required for Authorization to List

- ☐ Draft Original Listing Application
- ☐ Confirmation company meets shareholder requirements
- ☐ Response to clearance letter
- ☐ Letter from the underwriters undertaking that the company will comply with applicable quantitative listing standards (when listing in conjunction with an initial public offering)
- ☐ Listing Agreement executed by an executive officer
- ☐ Depositary Listing Agreement (for foreign private issuers listing American Depositary Receipts)
- ☐ Draft Depositary Agreement (for foreign private issuers listing American Depositary Receipts)
- ☐ Section 315 Letter
- ☐ Draft Form 8-A
- ☐ Copy of charter
- ☐ Copy of bylaws
- ☐ Copy of Board resolutions authorizing:
  - (i) application to list securities on the Exchange;
  - (ii) issuance of any *unissued* securities (e.g., option plans, shares to be issued upon conversion etc.) for which the listing application is made; and
  - (iii) appointment of the transfer agent/registrar, if any.
- ☐ Copy of shareholder resolutions authorizing issuance (if corporate procedure requires such action) of any *unissued* securities (e.g., option plans, shares to be issued upon conversion, etc.) for which listing application is made
- ☐ Copy of Specimen Certificate (if any)
- ☐ Public Authority Certificate -- A copy of the certificate or order of any public authority having jurisdiction over the company in the matter of approving or authorizing issuance of any unissued securities proposed for listing. (if applicable)
- ☐ Adjustments to Historical Financial Data -- If necessary to demonstrate compliance with financial listing standards
- ☐ Copy of good standing certificate from jurisdiction of incorporation (if no Exhibit 5 opinions have been filed with the SEC in the preceding 12 months)

☐ Initial Written Affirmation (except for companies listing in conjunction with an initial public offering, who must provide it prior to listing)

☐ Opinion of home country counsel (for foreign private issuers)

Documents Required Prior to Listing

☐ Confirmation letter from CUSIP Bureau (when listing in conjunction with an initial public offering)

☐ Initial Written Affirmation

☐ Form 8-A must be filed with Securities and Exchange Commission

Documents to be Provided after Listing*

☐ Two copies of final Original Listing Application signed by an executive officer

☐ Final executed copy of Depository Listing Agreement (for foreign private issuers listing American Depositary Receipts ("ADRs"))

☐ Additional information as requested by the Exchange

*Final documentation should be provided promptly after the exercise in full of the over-allotment option or – if listing in conjunction with an initial public offering -- the expiration of the over-allotment option.

☐ Draft
☐ Final

NEW YORK STOCK EXCHANGE ORIGINAL LISTING APPLICATION FOR EQUITY SECURITIES

Part I: Corporate Information

A. General Corporate Information

Complete Legal Corporate Name: ______________________

Address of Principal Executive Offices: ______________________

____

____

Company Telephone No.: __________

Contact Name and Title: ______________________

Contact Telephone No.: __________ Contact Email: __________

State and Country of Incorporation: __________ Date of Incorporation: __________

EDGAR CIK No.: __________ SEC '34 Act File No.: __________

Foreign Private Issuer (yes/no): __________ DRS Eligible (yes/no): __________

Website address: __________ SIC Code: __________

CUSIP No. of Security(s) Being Listed: ______________________

Date of Fiscal Year End: ______________________

B. Corporate Contacts

Please list the full name, full title (if different from that indicated), address (if different from principal address above), telephone number and email address of the following individual(s):

____

Chief Executive Officer

Chief Financial Officer

Corporate Secretary

General Counsel

Investor Relations Officer

Other Designated Contact

Part II: Security Information

A. Security(s) which the Applicant Issuer is applying to list (including par/stated value, warrant expiration date, maturity date, etc.):

Security Class/Type	Issue Description (incl. par value)	Shares Outstanding or Offered	Total Shares Unissued, but Reserved for issuance*

*As of __________ (date), the following number of shares are unissued, but have been authorized for issuance by the Applicant Issuer's governing body for the purposes noted:

Date Authorized	Purpose of Shares to be Issued	Number of Shares Authorized

* Please note that NYSE's rules require that, at such date in the future that any currently unissued but authorized securities are issued, the Applicant Issuer must file a supplemental listing application to list such securities on the applicable exchange.

Record date of the most recent dividend paid with respect to the shares:

____

Payment date of the most recent dividend paid with respect to the shares:

____

Amount per share of the most recent dividend paid with respect to the shares:

____

Are there any declared but unpaid dividends with respect to the shares:

____

What is the record date for any such unpaid dividend:

____

What is the payment date of any such unpaid dividend:

____

What is the amount per share of any such unpaid dividend:

____

Provide a description of any outstanding rights to subscribe to securities:

____

If a record date is to be set in the near future for any purpose, please provide the anticipated date of the record date and the reason the record date is being established.

____

B. Transfer Agent/Registrar:

Name: ____

Address: ____

Phone No.: ____________ Facsimile No.: _____________ Email: _____

C. If listing American Depositary Shares, please provide the following information with respect to the Depositary Bank:

Name: ____

Address: ____

Phone No.: ____________ Email: ____________

D. Outside Counsel Contact with Respect to Listing Application, if any:

Name of Contact Person: ______________________________________

Firm Name: ____

Address: ____

Phone No.: ______________ Email: ____________

E. Security Preferences

If the Applicant Issuer has any existing class of common stock or equity security entitling the holder(s) to differential voting rights, dividend payments, or other preferences, please provide a complete description of such preference(s):

____

____

____

____

Part III: Type of Listing

A. Listing in Connection with an Issuance of Securities

Please indicate the type of transaction:

☐ Initial Public Offering ☐ Merger ☐ Spin-off

☐ Follow On Offering ☐ Reorganization ☐ Exchange Offer ☐

Conversion ☐ Other (please specify): ________________

If spin-off, please provide name of parent entity: _________________________

Will the security(s) to be listed trade on a "when issued" basis? Yes ☐ No ☐

Expected closing date of the transaction: ______________________________

Expected listing date: ____

Investment Banker/Financial Advisor Contact(s), if any

Name of Contact Person: ____________________________________

Firm Name: ____

Address: ____

Phone No.: ____________Email: ____________________________

B. Listing in Connection with a Transfer or Quotation

Name of current trading market, if any: ______________________________

Current ticker symbol, if any: ______________________________

Part IV: Additional Information

A. Exchange Requirements for Listing Consideration

To be considered for listing, the Applicant Issuer must meet the Exchange's minimum listing requirements. The Exchange has broad discretion regarding the listing of any security. Thus, the Exchange may deny listing or apply additional or more stringent criteria based on any event, condition, or circumstance that makes the listing of an Applicant Issuer's security inadvisable or unwarranted in the opinion of the Exchange. Such determination can be made even if the Applicant Issuer meets the Exchange's listing standards. In connection with the review of any listing application, the Exchange reserves the right to request such additional public or non-public information or documentation as it may deem necessary and appropriate to make a determination regarding the listing eligibility of the Applicant Issuer's security, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other appropriate regulatory authority.

B. Regulatory Review

The Applicant Issuer must provide the Exchange with a letter signed by an executive officer of the company, certifying that, to the company's knowledge, no officer*, board member, or non-institutional shareholder with greater than 10% ownership of the company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) during the past ten years. To the extent that an officer, board member, or non-institutional shareholder with greater than 10% ownership of the company has been so convicted, provide a detailed description of all such matters. In addition to reviewing this letter, the Exchange will review background materials available to it regarding the aforementioned individuals as part of the eligibility review process.

*As such term is defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Part VI: Attestation

I, ________________________________, as ________________________________

Name of Authorized Executive Officer   Title of Authorized Executive Officer

____, do hereby

Full Name of Company

attest that, at the time of the filing of this application, the Applicant Issuer is deemed to have read and understood the Exchange's listing and corporate governance rules and requirements and, if approved for listing, intends to comply with all applicable listing and corporate governance rules and requirements on an ongoing basis. Further, I certify that to the best of my knowledge and belief, the information contained within this application and any materials provided to the Exchange in support of this application are true and correct.

____

Signature of Authorized Executive Officer

____

Date

NEW YORK STOCK EXCHANGE
LISTING AGREEMENT FOR DOMESTIC COMPANY
EQUITY SECURITIES

The undersigned, being a duly authorized officer of:

____

Full Legal Corporate Name of the Applicant Issuer

does hereby certify that this agreement is made pursuant to a resolution(s) adopted by the Applicant Issuer's governing body to list on the New York Stock Exchange (the "Exchange"),

____

(Title of Security) (Par Value)

1. The Applicant Issuer certifies that it understands and agrees to comply with all current and future rules, listing standards, procedures and policies of the Exchange as they may be amended from time to time.

2. The Applicant Issuer agrees to promptly notify the Exchange in writing of any corporate action or other event which will cause the Applicant Issuer to cease to be in compliance with Exchange listing requirements.

3. The Applicant Issuer agrees to list on the Exchange all subsequent amounts of the security(s) to be listed which may be issued or authorized for issuance.

4. The Applicant Issuer agrees to furnish to the Exchange on demand such information concerning the Applicant Issuer as the Exchange may reasonably request.

5. For purposes of publicity related to the Applicant Issuer's listing on the Exchange, the Applicant Issuer authorizes the Exchange to use the Applicant Issuer's corporate logos, web site address, trade names, and trade/service marks in order to convey quotation information, transactional reporting information and any other information related to the Applicant Issuer's listing on the Exchange.

6. The Applicant Issuer indemnifies the Exchange and holds it harmless from any third party rights and/or claims arising out of the Exchange's or any affiliate's use of the Applicant Issuer's corporate logos, web site address, trade names, trade/service marks and/or the trading symbol used by the Applicant Issuer.

7. The Applicant Issuer will maintain a transfer agent and a registrar, as necessary, which satisfy the applicable requirements set forth in Section 601.00 of the Manual et seq.

8. The Applicant Issuer agrees to pay when due all fees associated with its listing of securities on the Exchange, in accordance with the Exchange's rules.

9. The Applicant Issuer agrees to file all required periodic financial reports with the SEC, including annual reports and, where applicable, quarterly or semi-annual reports, by the due dates established by the SEC.

10. The Applicant Issuer agrees to comply with all requirements under the federal securities laws and applicable SEC rules.

11. Nothing contained in or inferred from the listing agreement shall be construed as constituting the Applicant Issuer's contract for the continued listing of the Applicant Issuer's securities on the Exchange. The Applicant Issuer understands that the Exchange may, consistent with applicable laws and SEC rules, suspend its securities and commence delisting proceedings with or without prior notice to the Applicant Issuer, upon failure of the Applicant Issuer to comply with any one or more sections of the listing agreement, or when in its sole discretion, the Exchange shall determine that such suspension of dealings and delisting is in the public interest or otherwise warranted.

On this _______ day of _____________,

____
(Full Name of the Applicant Issuer)

attests that it is in full agreement with the terms and conditions contained herein,

By ______________________
Name:
Title:

NEW YORK STOCK EXCHANGE
LISTING AGREEMENT FOR FOREIGN PRIVATE ISSUER
EQUITY SECURITIES

The undersigned, being a duly authorized officer of:

____

Full Legal Corporate Name of the Applicant Issuer

does hereby certify that this agreement is made pursuant to a resolution(s) adopted by the Applicant Issuer's governing body to list on the New York Stock Exchange (the "Exchange"),

____

(Title of Security) (Par Value)

1. The Applicant Issuer certifies that it understands and agrees to comply with all current and future rules, listing standards, procedures and policies of the Exchange as they may be amended from time to time.

2. The Applicant Issuer agrees to promptly notify the Exchange in writing of any corporate action or other event which will cause the Applicant Issuer to cease to be in compliance with Exchange listing requirements.

3. The Applicant Issuer agrees to list on the Exchange all subsequent amounts of the security(s) to be listed which may be issued or authorized for issuance.

4. The Applicant Issuer agrees to furnish to the Exchange on demand such information concerning the Applicant Issuer as the Exchange may reasonably request.

5. For purposes of publicity related to the Applicant Issuer's listing on the Exchange, the Applicant Issuer authorizes the Exchange to use the Applicant Issuer's corporate logos, web site address, trade names, and trade/service marks in order to convey quotation information, transactional reporting information and any other information related to the Applicant Issuer's listing on the Exchange.

6. The Applicant Issuer indemnifies the Exchange and holds it harmless from any third party rights and/or claims arising out of the Exchange's or any affiliate's use of the Applicant Issuer's corporate logos, web site address, trade names, trade/service marks and/or the trading symbol used by the Applicant Issuer.

7. The Applicant Issuer will maintain a transfer agent and a registrar, as necessary, which satisfy the applicable requirements set forth in Section 601.00 of the Manual et seq.

8. The Applicant Issuer agrees to pay when due all fees associated with its listing of securities on the Exchange, in accordance with the Exchange's rules.

9. The Applicant Issuer agrees to file all required periodic financial reports with the SEC, including annual reports and, where applicable, quarterly or semi-annual reports, by the due dates established by the SEC.

10. The Applicant Issuer agrees to comply with all requirements under the federal securities laws and applicable SEC rules.

11. The Applicant Issuer agrees to solicit proxies from U.S. holders for all meetings of stockholders.

12. Nothing contained in or inferred from the listing agreement shall be construed as constituting the Applicant Issuer's contract for the continued listing of the Applicant Issuer's securities on the Exchange. The Applicant Issuer understands that the Exchange may, consistent with applicable laws and SEC rules, suspend its securities and commence delisting proceedings with or without prior notice to the Applicant Issuer, upon failure of the Applicant Issuer to comply with any one or more sections of the listing agreement, or when in its sole discretion, the Exchange shall determine that such suspension of dealings and delisting is in the public interest or otherwise warranted.

13. If the Corporation is listing American Depositary Receipts, in the event that a successor Depositary or an additional Depositary is named, the Corporation agrees that it will not appoint any person as such successor Depositary or additional Depositary unless such person shall have entered into a listing agreement with the Exchange in a form substantially similar to the agreement relating to __________ between __________, and the Exchange.

On this _______ day of _____________,

____

(Full Name of the Applicant Issuer)

attests that it is in full agreement with the terms and conditions contained herein,

By ___________________

Name:

Title:

NEW YORK STOCK EXCHANGE
LISTING AGREEMENT FOR
DEPOSITARY OF A FOREIGN PRIVATE ISSUER

Nothing in the following Agreement shall be so construed as to require the Depositary to do any acts in contravention of law or in violation of any rule or regulation of any public authority exercising jurisdiction over the Depositary.

__________ (hereinafter called the "Depositary"), as Depositary under the Deposit Agreement, dated as of __________(hereinafter called the "Deposit Agreement"), with __________(hereinafter called the "Corporation"), so long as it shall be the Depositary thereunder and subject to the terms and conditions of said Deposit Agreement, in consideration of the acceptance by New York Stock Exchange LLC (hereinafter called the "Exchange"), of the Depositary as qualified Depositary, and on the basis that the Corporation will execute and deliver an Agreement to the Exchange agreeing to the listing of __________(as such term is defined in the Deposit Agreement), evidenced by __________hereby agrees with the Exchange as follows:

I

1. The Depositary will report to the Exchange, within ten days after the close of a fiscal quarter, in the event any previously issued __________ of the Corporation listed on the Exchange have been reacquired or disposed of, directly or indirectly, for the account of the Corporation during such fiscal quarter, such report showing separate totals for acquisitions and dispositions and the number of __________so held by the Corporation at the end of such quarter.

2. The Depositary will promptly notify the Exchange of any corporate action which will result in the cancellation, in whole or in part, of any of the __________ listed on the Exchange, and will notify the Exchange as soon as the Depositary has notice of any other action which will result in any such cancellation.

3. The Depositary will not make any change in the form or nature of any __________ listed on the Exchange, nor in the rights or privileges of the holders thereof, without having given twenty days' prior notice to the Exchange of the proposed change, and having made application for the listing of the __________ as changed if the Exchange shall so require.

4. The Depositary will make available to the Exchange, upon request, the names of member firms of the Exchange which are record holders of __________ of the Corporation listed on the Exchange if at any time the need for such __________for loaning purposes on the Exchange should develop, and in addition, if found necessary, will use its best efforts with any known large record holders to make reasonable amounts of such __________ available for such purposes in accordance with the rules of the Exchange.

II

1. The Depositary will maintain in accordance with the requirements of the Exchange:

a. An office or agency where

(1) All __________ of the Corporation listed on the Exchange shall be transferable.

(2) Checks for dividends and other payments with respect to __________listed on the Exchange may be presented for immediate payment.

(3) A __________ listed on the Exchange which is convertible into Common Stock will be accepted for conversion.

If the transfer books of the Depository for __________ of the Corporation listed on the Exchange should be closed permanently, the Depositary will continue to split up __________ for such __________into __________ of smaller denominations in the same name so long as such __________continue to be dealt in on the Exchange.

b. A registrar where __________ of the Corporation listed on the Exchange shall be registerable. Such registrar shall be a bank or trust company not acting as transfer agent for the __________

2. The Depositary will issue new __________ for __________ listed on the Exchange replacing lost ones forthwith upon notification of loss and receipt of proper indemnity.

____________________, as Depositary

By:

Date :

NEW YORK STOCK EXCHANGE
LISTING AGREEMENT FOR VOTING TRUSTS

The undersigned Voting Trustees (the "Trustees"), in consideration of the listing of the voting trust certificates covered by the accompanying application (the voting trust certificates), agree with the New York Stock Exchange (the "Exchange") as follows:

1. The trustees will maintain, in accordance with the requirements of the Exchange:

a. An office or agency where

(1) The voting trust certificates shall be transferable.

(2) Checks for dividends and other payments with respect to the voting trust certificates may be presented for immediate payment.

(3) The voting trust certificates if convertible will be accepted for conversion.

If the transfer book for the voting trust certificates should be closed permanently, the trustees will continue to split up voting trust certificates into certificates of smaller denominations in the same name so long as the voting trust certificates continue to be dealt in on the Exchange.

b. A registrar where the voting trust certificates shall be registerable. Such registrar shall be an organization not acting as transfer agent for the voting trust certificates.

2. The trustees will not appoint a transfer agent or registrar of, nor a Depositary with respect to, the voting trust certificates without prior notice to the Exchange, and the trustees will not appoint a registrar for the voting trust certificates unless such registrar, at the time of its appointment becoming effective, is qualified with the Exchange as a registrar for securities listed on the Exchange; nor will the trustees select an officer or director of the Corporation whose securities are covered by the voting trust certificates as a trustee under a mortgage or other instrument relating to a security of the Corporation listed on the Exchange.

3. The trustees will have on hand at all times a sufficient supply of certificates to meet the demands for transfer. If at any time the voting trust certificates do not recite the preferences of all classes of stock of the Corporation whose securities are covered by the voting trust certificates, the trustees will furnish to holders of the voting trust certificates, upon request and without charge, a printed copy of such preferences.

4. The trustees will publish immediately to the holders of any of the voting trust certificates any action taken by them with respect to dividends or to the allotment of rights to subscribe or to any rights or benefits pertaining to the ownership of the voting trust certificates and will give prompt notice to the Exchange of any such action; and will afford the holders of the voting trust certificates a proper period within which to record

their interests and to exercise their rights; and will issue all such rights or benefits in form approved by the Exchange.

5. The trustees will not make any change in the form or nature of any of the voting trust certificates nor in the rights or privileges of the holders thereof, without having given twenty days' prior notice to the Exchange of the proposed change, and having made application for the listing of the voting trust certificates as changed if the Exchange shall so require.

6. The trustees will make application to the Exchange for the listing of additional amounts of voting trust certificates sufficiently prior to the issuance thereof to permit action in due course upon such application.

7. The trustees will notify the Exchange in advance of any extension of the voting trust agreement and will make such application to the Exchange as may be required (if any) for the listing of the extended voting trust certificates sufficiently prior to the extension of the voting trust agreement to permit action in due course upon such application.

8. The trustees will promptly notify the Exchange of action taken to fix a record date for holders of voting trust certificates, or to close the transfer books, for any purpose, and will take such action at such time as will permit giving the Exchange at least ten days' notice in advance of such record date or closing of the books.

By ______________________

Date ____________________

Statement of Understanding*
Regarding the NYSE/NYSE MKT Policy/Procedures for Selecting a Designated Market Maker

In connection with our original listing application, we acknowledge that we have been provided with a summary of the NYSE/NYSE MKT Policy/Procedures for Selecting a Designated Market Maker ("DMM ") and understand the options presented therein. We also understand, as set forth in therein, that DMM firms may be provided with confidential information about our company, including confidential filings made to the SEC under the Jumpstart Our Business Startups Act of 2012 (JOBS Act), and that the DMMs will maintain the confidentiality of these materials and not distribute these materials or communicate issuer confidential information outside of the DMM unit and its corporate relations support group.

DMM Selection Option:

In accordance with the NYSE/NYSE MKT Policy/Procedures for Selecting a DMM, the Company has selected:

☐ **Option 1** – (please initial selection) ______

The Company selects a pool of eligible DMMs (minimum of four) from which the company will interview and choose one. We are attaching the list of DMMs that we have selected to interview to the Statement of Understanding.

☐ **Option 2** – (please initial selection) __________

We delegate authority to the Exchange Selection Panel to select an eligible DMM.

____________________________________ ________________
Signature (Corporate Secretary or higher) Date

____
Title

____
Company

* The Statement of Understanding is to be submitted with the Company's signed, original listing application.

Statement of Understanding*
Regarding NYSE/NYSE MKT Designated Market Maker Policy and Procedures for a Spin-Off or Company Related to a NYSE Listed Company

In connection with our original listing application, we acknowledge that we have been provided with a summary of the NYSE/NYSE MKT Policy/Procedures for Selecting a Designated Market Maker ("DMM"). We have reviewed the policy and we understand the options presented therein. We also understand, as set forth therein, that DMM firms may be provided with confidential information about our Company, including confidential filings made to the SEC under the Jumpstart Our Business Startups Act of 2012 (JOBS Act), and that the DMMs will maintain the confidentiality of these materials and not distribute these materials or communicate issuer confidential information outside of the DMM unit and its corporate relations support group.

Designated Market Maker Selection Option:

In accordance with the NYSE/NYSE MKT Policy/Procedures for Selecting a DMM , the Company has selected the following (please check applicable boxes):

☐ To stay with the DMM unit _____ (name of DMM unit) registered in the related listed company ________________________________ (name of related listed company).

or

We choose one of the following options:

☐ **Option 1** – We select a pool of eligible DMMs (minimum of four). We are attaching the list of DMMs that we have selected to interview.

☐ **Option 2** – We delegate authority to the Exchange Selection Panel to select an eligible DMM.

____ ____________________
Signature Date

____
Title

____
Company

* The Statement of Understanding is to be submitted with the Company's signed, original listing application.

Designated Market Maker Selection

In accordance with the NYSE/NYSE MKT Policy/Procedures for Selecting a Designated Market Maker ("DMM"), we have interviewed each DMM from the pool we previously chose and have selected _____ to maintain the market in the Company's shares on the [NYSE/NYSE MKT] (choose one).

Signature (Corporate Secretary or higher) ______________________ Date ______________

Title ______________________

Company ______________________

* This form is to be submitted to the Exchange staff within two business days after DMM Interviews have been completed. If trading of the Company's shares is to occur the same week as the DMM Interviews, the Company must submit this decision form on the day prior to trading, at the latest.

NEW YORK STOCK EXCHANGE
FOR JAPANESE COMPANIES—
FREE SHARE DISTRIBUTION UNDERSTANDING

The Company has, in past years, increased its dividend payout in a prudent relationship to earnings growth and assures the New York Stock Exchange that it has no intention of increasing its expected future dividend requirement contrary to this policy.

The Company acknowledges that increases in its dividend payout will result from raising the dividend paid per share, issuing new shares as a result of stock offerings, issuing new shares on conversion of convertible debentures and making free share distributions. In continuing to make prudent increases in its dividend payout, the stability of past earnings and management's estimate of future earnings trends will be taken into account when the dividend payout is to be increased by any of these methods.

Free share distributions are more frequently used in Japan as a method of increasing dividend payout than stock dividends are used for this purpose in the United States for reasons that are unique to Japanese financial practice. Should Japanese financial practice in this regard move closer, in the future, to United States practice, one of the important reasons for the relatively frequent free share distributions in Japan by many leading Japanese companies will diminish in importance. The Company will take such a change in practice into consideration in establishing its own future free share distribution policy.

Another major reason for relatively frequent payment of free share distributions in Japan in recent years has been the officially approved policy of "paying back the premium" incurred in market price stock offerings and on conversion of convertible debentures. The Company has discussed this recent practice with the New York Stock Exchange and agrees that if this practice ceases to be encouraged by financial and government circles in the future, the Company will take such a change into consideration in regard to its own free share distribution policy.

A measure of the prudence of future declarations of free share distributions by the Company as they relate to the increased dividend requirement thereby created will be the demonstrated earnings growth over a period of time, generally five years. The New York Stock Exchange and the Company recognize that it is not practicable to establish a simple statistical guideline that will take into account all the possible future considerations which might bear on the reasonableness of the declaration of a future free share distribution. Whenever the Company has under consideration the declaration of a free share distribution which may exceed demonstrated earnings growth over a period of time, the Company will discuss its plan with the New York Stock Exchange prior to any firm decision to declare such a free share distribution. The purpose of such discussion will be to explain the Company's business outlook and the reasonableness of declaring a free share distribution under the then existing circumstances. Should the New York Stock Exchange have reservations about the reasonableness of the Company's intended free share distribution, the Company's management will seriously consider such reservations.

The Company understands that the foregoing statements do not apply to stock dividends, stock split-ups and free share distributions amounting to 25% or more but less than 100% which under present New York Stock Exchange policy, are limited to two within a five-year period. These limits do not apply to stock dividends, stock split-ups and free share distributions which increase by 100% or more the number of shares outstanding prior to such distribution.

By ______________________

Date ______________________

SAMPLE DOCUMENTATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PUSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

....

(Exact name of registrant as specified in its charter)

....

(Jurisdiction of Incorporation or Organization) (I.R.S. Employer Identification No.)

....

(Address of Principal Executive Offices) (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Ordinary Shares, nominal value ( ) per share	New York Stock Exchange LLC
American Depositary Shares (as evidenced by American Depositary Receipt representing ( ) Ordinary Shares	) New York Stock Exchange LLC

....

* Application to be made for listing, not for trading, in connection with the registration of American Depositary Shares.

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. <u>Description of Registrant's Securities to be Registered</u>

Furnish the information required by Item 202 of Regulation S-K or Item 202 of Regulation S-B, as applicable.

Instruction

If a description of the securities comparable to that required here is contained in any prior filing with the Commission, such description may be incorporated by reference to such other filing in answer to this item. If such description will be included in a form of prospectus subsequently filed by the Registrant pursuant to Rule 424(b) under the Securities Act, this registration statement shall state that such prospectus shall be deemed to be incorporated by reference into the registration statement. If the securities are to be registered on a national securities exchange and the description has not previously been filed with such exchange, copies of the description shall be filed with copies of the application filed with the exchange.

Item 2. Exhibits. List below all exhibits filed as a part of the registration statement:

Instruction

See the instructions as to exhibits, set forth below.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant) ....

Date ....

By ....

*Print the name and title of the signing officer under his signature.

SAMPLE DOCUMENTATION

NEW YORK STOCK EXCHANGE
SAMPLE SECTION 315 LETTER

[Letterhead of Company Counsel]

New York Stock Exchange
Capital Markets
11 Wall Street
14th Floor
New York, New York 10005

Dear Mr./Ms.

[I am] [We are] Counsel to [insert name of Company] (the "Company"). In connection with the Company's listing on the New York Stock Exchange, [I] [We] hereby confirm that to the Company's knowledge, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Sincerely,

SAMPLE DOCUMENTATION

NEW YORK STOCK EXCHANGE
SAMPLE CORPORATE RESOLUTIONS

Listing on the New York Stock Exchange

WHEREAS, the Company's common stock, ______ par value (the "Common Stock" is currently listed and trading on the Over-the-Counter market or NYSE MKT LLC ("OTC" or "NYSE MKT");

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to list the Common Stock and cause it to be admitted to trading on the New York Stock Exchange ("NYSE");

NOW, THEREFORE, BE IT RESOLVED, that all officers of the Company be and each hereby is authorized and directed to take, or cause to be taken, all actions necessary or advisable to effect the listing and trading of the Common Stock on the NYSE, including the preparation, execution and filing of all necessary applications, documents, forms and agreements with the NYSE and the Securities and Exchange Commission (the "SEC"), the payment by the Company of filing, listing or application fees, the preparation of temporary and permanent certificates for the Common Stock, and the appearance of any such officer before NYSE officials;

RESOLVED FURTHER, that, in order to avoid the direct and indirect costs and the division of the market resulting from dual listing on _____ and the NYSE, all officers of the Company be and each hereby is authorized and directed to take, or cause to be taken, all actions necessary or advisable to delist and suspend the trading of the Common Stock on _______ upon the admission of the Common Stock to trading on the NYSE, including the preparation, execution and delivery of application, documents, forms and agreements with ______ and the SEC.

RESOLVED FURTHER, that the transfer agent and registrar for the Common Stock continue to be

____________________________________.

RESOLVED FURTHER, that all officers of the Company be and each hereby is authorized from time to time to do, or cause to be done, all such other acts and things and to execute and deliver all such instruments and documents, as each such officer shall deem necessary or appropriate to cause the Company to become listed and admitted to trading on the NYSE and, upon such admission to trading, to cause the Company to be delisted on ______ and otherwise to carry out the purpose and intent of the foregoing resolutions.

RESOLVED FURTHER, that all actions taken and expenses incurred by any officer or director heretofore in furtherance of any of the actions authorized by the foregoing resolutions hereby and expressly ratified, confirmed, adopted and approved.

NEW YORK STOCK EXCHANGE
LISTING AGREEMENT FOR DOMESTIC COMPANY
EQUITY SECURITIES

The undersigned, being a duly authorized officer of:

____
Full Legal Corporate Name of the Applicant Issuer

does hereby certify that this agreement is made pursuant to a resolution(s) adopted by the Applicant Issuer's governing body to list on the New York Stock Exchange (the "Exchange"),

____
(Title of Security) (Par Value)

1. The Applicant Issuer certifies that it understands and agrees to comply with all current and future rules, listing standards, procedures and policies of the Exchange as they may be amended from time to time.

2. The Applicant Issuer agrees to promptly notify the Exchange in writing of any corporate action or other event which will cause the Applicant Issuer to cease to be in compliance with Exchange listing requirements.

3. The Applicant Issuer agrees to list on the Exchange all subsequent amounts of the security(s) to be listed which may be issued or authorized for issuance.

4. The Applicant Issuer agrees to furnish to the Exchange on demand such information concerning the Applicant Issuer as the Exchange may reasonably request.

5. For purposes of publicity related to the Applicant Issuer's listing on the Exchange, the Applicant Issuer authorizes the Exchange to use the Applicant Issuer's corporate logos, web site address, trade names, and trade/service marks in order to convey quotation information, transactional reporting information and any other information related to the Applicant Issuer's listing on the Exchange.

6. The Applicant Issuer indemnifies the Exchange and holds it harmless from any third party rights and/or claims arising out of the Exchange's or any affiliate's use of the Applicant Issuer's corporate logos, web site address, trade names, trade/service marks and/or the trading symbol used by the Applicant Issuer.

7. The Applicant Issuer will maintain a transfer agent and a registrar, as necessary, which satisfy the applicable requirements set forth in Section 601.00 of the Manual et seq.

8. The Applicant Issuer agrees to pay when due all fees associated with its listing of securities on the Exchange, in accordance with the Exchange's rules.

9. The Applicant Issuer agrees to file all required periodic financial reports with the SEC, including annual reports and, where applicable, quarterly or semi-annual reports, by the due dates established by the SEC.

10. The Applicant Issuer agrees to comply with all requirements under the federal securities laws and applicable SEC rules.

11. Nothing contained in or inferred from the listing agreement shall be construed as constituting the Applicant Issuer's contract for the continued listing of the Applicant Issuer's securities on the Exchange. The Applicant Issuer understands that the Exchange may, consistent with applicable laws and SEC rules, suspend its securities and commence delisting proceedings with or without prior notice to the Applicant Issuer, upon failure of the Applicant Issuer to comply with any one or more sections of the listing agreement, or when in its sole discretion, the Exchange shall determine that such suspension of dealings and delisting is in the public interest or otherwise warranted.

On this _______ day of _____________,

____
(Full Name of the Applicant Issuer)

attests that it is in full agreement with the terms and conditions contained herein,

By ______________________

Name:

Title:

NEW YORK STOCK EXCHANGE
LISTING AGREEMENT FOR VOTING TRUSTS

The undersigned Voting Trustees (the "Trustees"), in consideration of the listing of the voting trust certificates covered by the accompanying application (the voting trust certificates), agree with the New York Stock Exchange (the "Exchange") as follows:

1. The trustees will maintain, in accordance with the requirements of the Exchange:

a. An office or agency where

(1) The voting trust certificates shall be transferable.

(2) Checks for dividends and other payments with respect to the voting trust certificates may be presented for immediate payment.

(3) The voting trust certificates if convertible will be accepted for conversion.

If the transfer book for the voting trust certificates should be closed permanently, the trustees will continue to split up voting trust certificates into certificates of smaller denominations in the same name so long as the voting trust certificates continue to be dealt in on the Exchange.

b. A registrar where the voting trust certificates shall be registerable. Such registrar shall be an organization not acting as transfer agent for the voting trust certificates.

2. The trustees will not appoint a transfer agent or registrar of, nor a Depositary with respect to, the voting trust certificates without prior notice to the Exchange, and the trustees will not appoint a registrar for the voting trust certificates unless such registrar, at the time of its appointment becoming effective, is qualified with the Exchange as a registrar for securities listed on the Exchange; nor will the trustees select an officer or director of the Corporation whose securities are covered by the voting trust certificates as a trustee under a mortgage or other instrument relating to a security of the Corporation listed on the Exchange.

3. The trustees will have on hand at all times a sufficient supply of certificates to meet the demands for transfer. If at any time the voting trust certificates do not recite the preferences of all classes of stock of the Corporation whose securities are covered by the voting trust certificates, the trustees will furnish to holders of the voting trust certificates, upon request and without charge, a printed copy of such preferences.

4. The trustees will publish immediately to the holders of any of the voting trust certificates any action taken by them with respect to dividends or to the allotment of rights to subscribe or to any rights or benefits pertaining to the ownership of the voting trust certificates and will give prompt notice to the Exchange of any such action; and will afford the holders of the voting trust certificates a proper period within which to record their interests and to exercise their rights; and will issue all such rights or benefits in form approved by the Exchange.

5. The trustees will not make any change in the form or nature of any of the voting trust certificates nor in the rights or privileges of the holders thereof, without having given twenty days' prior notice to the Exchange of the proposed change, and having made application for the listing of the voting trust certificates as changed if the Exchange shall so require.

6. The trustees will make application to the Exchange for the listing of additional amounts of voting trust certificates sufficiently prior to the issuance thereof to permit action in due course upon such application.

7. The trustees will notify the Exchange in advance of any extension of the voting trust agreement and will make such application to the Exchange as may be required (if any) for the listing of the extended voting trust certificates sufficiently prior to the extension of the voting trust agreement to permit action in due course upon such application.

8. The trustees will promptly notify the Exchange of action taken to fix a record date for holders of voting trust certificates, or to close the transfer books, for any purpose, and will take such action at such time as will permit giving the Exchange at least ten days' notice in advance of such record date or closing of the books.

By ______________________

Date ____________________

NEW YORK STOCK EXCHANGE
LISTING AGREEMENT FOR FOREIGN PRIVATE ISSUER
EQUITY SECURITIES

The undersigned, being a duly authorized officer of:

____

Full Legal Corporate Name of the Applicant Issuer

does hereby certify that this agreement is made pursuant to a resolution(s) adopted by the Applicant Issuer's governing body to list on the New York Stock Exchange (the "Exchange"),

____

(Title of Security) (Par Value)

1. The Applicant Issuer certifies that it understands and agrees to comply with all current and future rules, listing standards, procedures and policies of the Exchange as they may be amended from time to time.

2. The Applicant Issuer agrees to promptly notify the Exchange in writing of any corporate action or other event which will cause the Applicant Issuer to cease to be in compliance with Exchange listing requirements.

3. The Applicant Issuer agrees to list on the Exchange all subsequent amounts of the security(s) to be listed which may be issued or authorized for issuance.

4. The Applicant Issuer agrees to furnish to the Exchange on demand such information concerning the Applicant Issuer as the Exchange may reasonably request.

5. For purposes of publicity related to the Applicant Issuer's listing on the Exchange, the Applicant Issuer authorizes the Exchange to use the Applicant Issuer's corporate logos, web site address, trade names, and trade/service marks in order to convey quotation information, transactional reporting information and any other information related to the Applicant Issuer's listing on the Exchange.

6. The Applicant Issuer indemnifies the Exchange and holds it harmless from any third party rights and/or claims arising out of the Exchange's or any affiliate's use of the Applicant Issuer's corporate logos, web site address, trade names, trade/service marks and/or the trading symbol used by the Applicant Issuer.

7. The Applicant Issuer will maintain a transfer agent and a registrar, as necessary, which satisfy the applicable requirements set forth in Section 601.00 of the Manual et seq.

8. The Applicant Issuer agrees to pay when due all fees associated with its listing of securities on the Exchange, in accordance with the Exchange's rules.

9. The Applicant Issuer agrees to file all required periodic financial reports with the SEC, including annual reports and, where applicable, quarterly or semi-annual reports, by the due dates established by the SEC.

10. The Applicant Issuer agrees to comply with all requirements under the federal securities laws and applicable SEC rules.

11. The Applicant Issuer agrees to solicit proxies from U.S. holders for all meetings of stockholders.

12. Nothing contained in or inferred from the listing agreement shall be construed as constituting the Applicant Issuer's contract for the continued listing of the Applicant Issuer's securities on the Exchange. The Applicant Issuer understands that the Exchange may, consistent with applicable laws and SEC rules, suspend its securities and commence delisting proceedings with or without prior notice to the Applicant Issuer, upon failure of the Applicant Issuer to comply with any one or more sections of the listing agreement, or when in its sole discretion, the Exchange shall determine that such suspension of dealings and delisting is in the public interest or otherwise warranted.

13. If the Corporation is listing American Depositary Receipts, in the event that a successor Depositary or an additional Depositary is named, the Corporation agrees that it will not appoint any person as such successor Depositary or additional Depositary unless such person shall have entered into a listing agreement with the Exchange in a form substantially similar to the agreement relating to __________ between __________, and the Exchange.

On this _______ day of _____________,

____

(Full Name of the Applicant Issuer)

attests that it is in full agreement with the terms and conditions contained herein,

By ______________________
Name:
Title:

NEW YORK STOCK EXCHANGE
LISTING AGREEMENT FOR
DEPOSITARY OF A FOREIGN PRIVATE ISSUER

Nothing in the following Agreement shall be so construed as to require the Depositary to do any acts in contravention of law or in violation of any rule or regulation of any public authority exercising jurisdiction over the Depositary.

__________ (hereinafter called the "Depositary"), as Depositary under the Deposit Agreement, dated as of __________(hereinafter called the "Deposit Agreement"), with __________(hereinafter called the "Corporation"), so long as it shall be the Depositary thereunder and subject to the terms and conditions of said Deposit Agreement, in consideration of the acceptance by New York Stock Exchange LLC (hereinafter called the "Exchange"), of the Depositary as qualified Depositary, and on the basis that the Corporation will execute and deliver an Agreement to the Exchange agreeing to the listing of __________(as such term is defined in the Deposit Agreement), evidenced by __________hereby agrees with the Exchange as follows:

I

1. The Depositary will report to the Exchange, within ten days after the close of a fiscal quarter, in the event any previously issued __________ of the Corporation listed on the Exchange have been reacquired or disposed of, directly or indirectly, for the account of the Corporation during such fiscal quarter, such report showing separate totals for acquisitions and dispositions and the number of __________so held by the Corporation at the end of such quarter.

2. The Depositary will promptly notify the Exchange of any corporate action which will result in the cancellation, in whole or in part, of any of the __________ listed on the Exchange, and will notify the Exchange as soon as the Depositary has notice of any other action which will result in any such cancellation.

3. The Depositary will not make any change in the form or nature of any __________ listed on the Exchange, nor in the rights or privileges of the holders thereof, without having given twenty days' prior notice to the Exchange of the proposed change, and having made application for the listing of the __________ as changed if the Exchange shall so require.

4. The Depositary will make available to the Exchange, upon request, the names of member firms of the Exchange which are record holders of __________ of the Corporation listed on the Exchange if at any time the need for such __________for loaning purposes on the Exchange should develop, and in addition, if found necessary, will use its best efforts with any known large record holders to make reasonable amounts of such __________ available for such purposes in accordance with the rules of the Exchange.

II

1. The Depositary will maintain in accordance with the requirements of the Exchange:

a. An office or agency where

(1) All __________ of the Corporation listed on the Exchange shall be transferable.

(2) Checks for dividends and other payments with respect to __________listed on the Exchange may be presented for immediate payment.

(3) A __________ listed on the Exchange which is convertible into Common Stock will be accepted for conversion.

If the transfer books of the Depository for __________ of the Corporation listed on the Exchange should be closed permanently, the Depositary will continue to split up __________ for such __________into __________ of smaller denominations in the same name so long as such __________continue to be dealt in on the Exchange.

b. A registrar where __________ of the Corporation listed on the Exchange shall be registerable. Such registrar shall be a bank or trust company not acting as transfer agent for the __________

2. The Depositary will issue new __________ for __________ listed on the Exchange replacing lost ones forthwith upon notification of loss and receipt of proper indemnity.

____________________, as Depositary

By:

Date :

NYSE Regulation

Domestic Company
Section 303A
Initial Written Affirmation

______________________________ (the "Company") hereby affirms the following to the New York Stock Exchange:
(Insert Company name and ticker symbol)

A. Type of Company

The Company has checked only one box that best describes the Company (and has not checked any box that does not accurately describe the Company).[1] The Company:

- ☐ (1) Lists common equity securities on the NYSE
- ☐ (2) Qualifies as a controlled company and relies on the controlled company exemption
- ☐ (3) Is a limited partnership
- ☐ (4) Is in bankruptcy
- ☐ (5) Is a closed-end management investment company
- ☐ (6) Is a business development company
- ☐ (7) Is a smaller reporting company that has common equity securities listed on the NYSE and relies on the smaller reporting company compensation committee exemption
- ☐ (8) Is a smaller reporting company that is a business development company and relies on the smaller reporting company compensation committee exemption

B. Type of Listing

The Company has checked only one box that best describes the Company (and has not checked any box that does not accurately describe the Company).[1]

- ☐ (i) Listing in conjunction with an initial public offering (as defined in Section 303A.00)
- ☐ (ii) Listing in conjunction with a carve-out transaction
- ☐ (iii) Listing in conjunction with a spin-off transaction
- ☐ (iv) Listing upon emergence from bankruptcy
- ☐ (v) Previously registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act")
- ☐ (vi) Previously registered pursuant to Section 12(g) of the Exchange Act

All companies:

Attached on <u>Exhibit A</u> is a list of the current directors of the Company. Each director deemed independent under applicable requirements of Section 303A is marked with an asterisk.

---

[1] See Section 303A.00 for information about these categories.

The following information is provided for each director listed on Exhibit A:

- Title and employer/other affiliation; and
- Board class and/or term end date, if applicable.

The following information is provided for each independent director listed on Exhibit A[2]

- Brief biography;
- Brief description of any relationship that would be required to be disclosed pursuant to Item 404 of Regulation S-K*.

Additional information is provided for compensation committee members on Exhibit C as noted in Item E below and for audit committee members on Exhibit E as noted in Item F below.

*The Company has indicated on Exhibit A if the director does not have any such relationship.

C. Majority Board and Director Independence (Sections 303A.01 and 303A.02)

If the Company checked box (1) or (7) in Item A above:

The Company has a board of directors meeting the requirements of Section 303A.01 or is relying on a transition pursuant to Section 303A.00. The board has affirmatively determined that each director deemed independent and marked with an asterisk on Exhibit A has no material relationship with the Company as required by Section 303A.02(a)(i) and is not disqualified from being deemed independent under Section 303A.02(b).

If the Company is relying on a transition pursuant to Section 303A.00, a brief description of the basis for such reliance and the expected compliance date, if known, is provided on Exhibit A.

If the Company checked box (6) or (8) in Item A above:

The Company has a board of directors meeting the requirements of Section 303A.01 or is relying on a transition pursuant to Section 303A.00. Each director marked with an asterisk on Exhibit A is not an "interested person" of the Company as defined in Section 2(a)(19) of the Investment Company Act of 1940.

If the Company is relying on a transition pursuant to Section 303A.00, a brief description of the basis for such reliance and the expected compliance date, if known, is provided on Exhibit A.

D. Nominating/Corporate Governance Committee (Section 303A.04)

If the Company checked box (1), (6), (7) or (8) in Item A above:

The Company has a nominating/corporate governance committee meeting the requirements of Section 303A.04 or is relying on a transition pursuant to Section 303A.00.

Attached on Exhibit B is a list of the current members of the nominating/corporate governance committee and any committee(s) to which the board has allocated any of the responsibilities of the nominating/corporate governance committee, as described in Section 303A.04.

If the Company is relying on a transition pursuant to Section 303A.00, a brief description of the basis for such reliance and the expected compliance date, if known, is provided on Exhibit B.

If the Company checked box (i), (ii), (iii), (iv) or (vi) in Item B above:

The nominating/corporate governance committee and/or such other committee(s) has a written charter that complies with the requirements of Section 303A.04. Attached on Exhibit K is the website address.

If the Company checked box (v) in Item B above:

---

[2] If any or all such information is available through a Securities and Exchange Commission filing, the Company can specify the location of such disclosure on Exhibit A in lieu of restating the information.

The nominating/corporate governance committee and/or such other committee(s) has a written charter that complies with the requirements of Section 303A.04 or the Company is relying on a transition pursuant to Section 303A.00. Attached on Exhibit K is the website address or a brief description of the basis for the Company's reliance on a Section 303A.00 transition and the expected compliance date, if known.

E. Compensation Committee (Section 303A.05)

If the Company checked box (1) or (6) in Item A above:

The Company has a compensation committee meeting the requirements of Section 303A.05 or is relying on a transition pursuant to Section 303A.00.

The following information is provided for each compensation committee member listed on Exhibit C[3]:

- brief description of any source of compensation including consulting, advisory or other compensatory fee paid by the Company to such member as specified in Section 303A.02(a)(ii)*;
- indication of whether the compensation committee member is affiliated with the Company, a subsidiary of the Company or affiliate of a subsidiary of the Company as specified in Section 303A.02(a)(ii)*.

* The Company has indicated on Exhibit C if the compensation committee member does not have any fee arrangements with the Company and/or is not an affiliate of the Company or its subsidiaries.

If the Company checked box (7) or (8) in Item A above:

The Company has a compensation committee meeting the requirements of Section 303A.05 with the exception of Section 303A.05(c)(iv) and the additional independence requirements specific to compensation committee membership set forth in Section 303A.02(a)(ii), or is relying on a transition pursuant to Section 303A.00.

If the Company checked box (1), (6), (7) or (8) in Item A above:

Attached on Exhibit C is a list of the current members of the compensation committee and any committee(s) to which the board has allocated any of the responsibilities of the compensation committee, as described in Section 303A.05.

If the Company is relying on a transition pursuant to Section 303A.00, a brief description of the basis for such reliance and the expected compliance date, if known, is provided on Exhibit C.

If the Company checked box (i), (ii), (iii), (iv) or (vi) in Item B above:

The compensation committee and/or such other committee(s) has a written charter that complies with the requirements of Section 303A.05. Attached on Exhibit K is the website address.

If the Company checked box (v) in Item B above:

The compensation committee and/or such other committee(s) has a written charter that complies with the requirements of Section 303A.05 or the Company is relying on a transition pursuant to Section 303A.00. Attached on Exhibit K is the website address or a brief description of the basis for the Company's reliance on a Section 303A.00 transition and the expected compliance date, if known.

[3] If any or all such information is available through a Securities and Exchange Commission filing, the Company can specify the location of such disclosure on Exhibit C in lieu of restating the information.

F. Audit Committee (Sections 303A.064 and 303A.07)

If the Company checked box (1), (2), (3), (4) or (7) in Item A above:

The Company has an audit committee meeting the requirements of Section 303A.07 and Securities Exchange Act Rule 10A-3 ("Rule 10A-3") (or is exempt therefrom) or is relying on a transition pursuant to Section 303A.00. If the Company has an audit committee, each member marked with an asterisk meets the Section 303A.02(a)(i) and Section 303A.02(b) independence requirements and, in the absence of an applicable exemption, the Rule 10A-3(b)(1) independence requirements.

The following information is provided for each audit committee member listed on Exhibit E[5]:

- share ownership in the Company*;
- brief description of any direct or indirect consulting, advisory or other compensatory fee arrangement with the Company or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(A)*;
- indication of whether the audit committee member is an affiliated person of the Company or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(B)*.

* The Company has indicated on Exhibit E if the audit committee member does not own any shares of the Company, does not have any fee arrangements with the Company or its subsidiaries and/or is not an affiliated person of the Company or its subsidiaries.

If the Company checked box (5), (6) or (8) in Item A above:

The Company has an audit committee meeting the requirements of Section 303A.07, if applicable, and Rule 10A-3 (or is exempt therefrom) or is relying on a transition pursuant to Section 303A.00. If the Company has an audit committee, each member marked with an asterisk meets the Rule 10A-3(b)(1) independence requirements or is exempt therefrom.

The following information is provided for each audit committee member listed on Exhibit E[4]:

- share ownership in the Company*;
- brief description of any direct or indirect consulting, advisory or other compensatory fee arrangement with the Company or any of its subsidiaries as specified in Rule 10A-3(b)(1)(iii)(A)*;
- indication of whether the audit committee member is an "interested person" of the Company as defined in Section 2(a)(19) of the Investment Company Act of 1940 as specified in Rule 10A-3(b)(1)(iii)(B)*.

* The Company has indicated on Exhibit E if the audit committee member does not own any shares of the Company, does not have any fee arrangements with the Company or its subsidiaries and/or is not an "interested person".

All companies:

Attached on Exhibit E is a list of the current members of the audit committee, with an indication as to which members are financially literate and which members have accounting or related financial management expertise. If a member of the audit committee is not financially literate, a specific timetable by which financial literacy will be attained is provided on Exhibit E.

If the Company or an individual member of the audit committee is relying on a Rule 10A-3 exemption, a brief description of the basis for such reliance, a citation to the relevant portion of Rule 10A-3 and the name of the individual relying on the exemption, if applicable, is provided on Exhibit F. If the Company is relying on a transition pursuant to Section 303A.00, a brief description of the basis for such reliance and the expected compliance date, if known, is provided on Exhibit F.

The audit committee has a written charter that complies with the requirements of Section 303A.07(b). Attached on Exhibit K is the website address.

If the Company checked box (i), (ii), (iii), (iv) or (vi) in Item B above:
If applicable, the Company has an internal audit function that complies with the requirements of Section 303A.07(c).

---

[4] Section 303A.06 incorporates the requirements of Securities Exchange Act Rule 10A-3.
[5] If any or all such information is available through a Securities and Exchange Commission filing, the Company can specify the location of such disclosure on Exhibit E in lieu of restating the information.

If the Company checked box (v) in Item B above:
If applicable, the Company has an internal audit function that complies with the requirements of Section 303A.07(c) or is relying on a transition pursuant to Section 303A.00. If the Company is relying on a transition pursuant to Section 303A.00, a brief description of the basis for such reliance and the expected compliance date, if known, is provided on Exhibit F.

G. Corporate Governance Guidelines (Section 303A.09)

If the Company checked box (1), (2), (3), (4), (6), (7) or (8) in Item A above:

If the Company checked box (i), (ii), (iii), (iv) or (vi) in Item B above:
The Company has corporate governance guidelines that comply with the requirements of Section303A.09. Attached on Exhibit K is the website address.

If the Company checked box (v) in Item B above:
The Company has corporate governance guidelines that comply with the requirements of Section 303A.09 or is relying on a transition pursuant to Section 303A.00. Attached on Exhibit K is the website address or a brief description of the basis for the Company's reliance on a Section 303A.00 transition and the expected compliance date, if known.

H. Code of Business Conduct and Ethics (Section 303A.10)

If the Company checked box (1), (2), (3), (4), (6), (7) or (8) in Item A above:

If the Company checked box (i), (ii), (iii), (iv) or (vi) in Item B above:
The Company has a code of business conduct and ethics that complies with the requirements of Section 303A.10. Attached on Exhibit K is the website address.

If the Company checked box (v) in Item B above:
The Company has a code of business conduct and ethics that complies with the requirements of Section 303A.10 or is relying on a transition pursuant to Section 303A.00. Attached on Exhibit K is the website address or a brief description of the basis for the Company's reliance on a Section 303A.00 transition and the expected compliance date, if known.

Certification

This Affirmation is signed by a duly authorized officer of, and on behalf of

____

(Name of Company)

By: ____

Print Name: ____

Title: ____

Date: ____

<u>Note: THE NYSE WILL NOT ACCEPT IF RETYPED, MODIFIED OR IF ANY TEXT OR FOOTNOTES ARE DELETED.</u> If you have any questions regarding applicability to your Company's circumstances, please call the Corporate Compliance department prior to submission.

Exhibit F to
Domestic Company
Section 303A Initial Written Affirmation

A company that is relying on a Rule 10A-3 exemption (for itself or an individual member of its audit committee) or is relying on an audit committee transition pursuant to Section 303A.00 is required to complete Exhibit F.

Company name and ticker symbol:

1	2
Section 303A.06 Securities Exchange Act Rule 10A-3 ("Rule 10A-3") Audit Committee Requirements	**Applicable Exemption** If not applicable, mark as "N/A"
State in column (2) whether the Company or any individual member of its audit committee is relying on a Rule 10A-3 exemption and provide a brief description of the basis for such reliance, a citation to the relevant portion of Rule 10A-3 and the name of the individual claiming the exemption, if applicable.	

1	2
Section 303A.07 Audit Committee Requirements	**Applicable Exemption** If not applicable, mark as "N/A"
State in column (2) whether the Company is relying on a transition pursuant to Section 303A.00 with respect to the requirement to have a fully independent audit committee, three members on its audit committee and/or an internal audit function and provide a brief description of the basis for such reliance and the expected compliance date, if known.	

Rule 10A-3 exemptions for a domestic company[1]:

Rule 10A-3(b)(1)(iv)(A) – This provision provides a transitional exemption for a company listing in connection with an initial public offering of securities.

Rule 10A-3(b)(1)(iv)(B) – This provision provides an exemption to allow an otherwise independent director who serves on the board of directors of both a listed company and an affiliate to serve on the audit committee of the listed company.

Rule 10A-3(b)(1)(iv)(F) – This provision provides that the Securities and Exchange Commission may grant a director an exemption from the independence requirements of Rule 10A-3.

Rule 10A-3(c)(1) – This provision provides a general exemption from the requirement to have an audit committee where the company is listing securities but satisfies the requirements of Rule 10A-3 with respect to another class of securities already listed on a national securities exchange or national securities association.

Rule 10A-3(c)(2) – This provision provides a general exemption from the requirement to have an audit committee for subsidiaries that are listed on a national securities exchange or market where the subsidiary's parent company satisfies the requirements of Rule 10A-3 with respect to a class of equity securities already listed on a national securities exchange or market and the subsidiary:

- is directly or indirectly consolidated by the parent; or
- is at least 50% beneficially owned.

This exemption does not apply to a subsidiary that has issued equity securities, other than non-convertible, non-participating preferred securities.

[1] This summary of the provisions of Rule 10A-3 is provided for convenience only. It is not a verbatim statement of those rules and is intended solely to assist in understanding potential exemptions. This summary should not under any circumstances be relied upon as an authoritative statement of Rule 10A-3.

Exhibit K to Domestic Company Section 303A Initial Written Affirmation

A company that checked box (1), (2), (3), (4), (6), (7) or (8) in Item A to the Domestic Company Section 303A Initial Written Affirmation is required to complete Exhibit K to provide the location of applicable Section 303A website postings or a brief description of the company's reliance on a Section 303A.00 transition and expected compliance date, if known.

Company name and ticker symbol:

1	2	3	4
Section 303A	**Website Posting Requirements**	**Website Address** URL of Company website and link to specific web page If not applicable, mark as "N/A"	**Applicable Transition** If relying on a transition pursuant to Section 303A.00, provide a brief description of the basis for such reliance and the expected compliance date, if known If not applicable, mark as "N/A"
303A.04[1]	Make the nominating/corporate governance committee charter (and/or the charter of any committee to which responsibilities have been reallocated) available on or through the Company's website.		
303A.05[1]	Make the compensation committee charter (and/or the charter of any committee to which responsibilities have been reallocated) available on or through the Company's website.		
303A.07(b)	Make the audit committee charter available on or through the Company's website.		
303A.09	Make the corporate governance guidelines available on or through the Company's website.		
303A.10	Make the code of business conduct and ethics covering directors, officers and employees available on or through the Company's website.		

[1] Mark "N/A" in Columns (3) and (4) if the Company qualifies as a controlled company and relies on the controlled company exemption, is a limited partnership or is in bankruptcy.

NYSE Regulation

Foreign Private Issuer
Section 303A
Initial Written Affirmation

_________________________________(the "Company") hereby affirms the following to the New York Stock Exchange:
(Insert Company name and ticker symbol)

A. Audit Committee (Section 303A.06[1])

The Company has an audit committee meeting the requirements of Securities Exchange Act Rule 10A-3 ("Rule 10A-3") or is exempt therefrom. If the Company has an audit committee, each member meets the Rule 10A-3(b)(1) independence requirements or is exempt therefrom.

If the Company or an individual member of the audit committee is relying on a Rule 10A-3 exemption, a brief description of the basis for such reliance, a citation to the relevant portion of Rule 10A-3 and the name of the individual relying on the exemption, if applicable, is provided on Exhibit B. If the Company or an individual member of its audit committee is not relying on an exemption, the Company has indicated "Not Applicable" on Exhibit B.

Attached on Exhibit C is a list of the current members of the audit committee. Each audit committee member deemed independent is marked with an asterisk and, if an audit committee member is claiming a Rule 10A-3 exemption, the exemption claimed is noted on Exhibit C.

The following information is provided on Exhibit C for each member of the audit committee who is also a director of the Company[2]:

- brief biography;
- share ownership in the Company*;
- brief description of any direct or indirect consulting, advisory or other compensatory fee arrangement with the Company or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(A)*;
- indication of whether the audit committee member is an affiliated person of the Company or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(B)*.

* The Company has indicated on Exhibit C if the audit committee member does not own any shares of the Company, does not have any fee arrangements with the Company or its subsidiaries and/or is not an affiliated person of the Company or its subsidiaries.

---

[1] Section 303A.06 incorporates the requirements of Rule 10A-3 promulgated by the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934.

[2] If any or all such information is available through a U.S. Securities and Exchange Commission filing, the Company can specify the location of such disclosure on Exhibit C in lieu of restating the information.

B. Statement of Significant Differences (Section 303A.11)

The Company will include its statement of significant corporate governance differences in its annual report filed with the U.S. Securities and Exchange Commission or make its statement of significant differences available on or through its website and disclose that fact and provide the website address in its annual report as required by Section 303A.11.

Certification

This Affirmation is signed by a duly authorized officer of, and on behalf of

____

(Name of Company)

By: ____

Print Name: ______________________________________

Title: ____

Date: ____

There is no specified form for Exhibit C. The form of Exhibit B is specified and is available on www.nyx.com.

Note: THE NYSE WILL NOT ACCEPT IF RETYPED, MODIFIED OR IF ANY TEXT OR FOOTNOTES ARE DELETED. If you have any questions regarding applicability to your Company's circumstances, please call the Corporate Compliance department prior to submission.

Exhibit B to

Foreign Private Issuer

Section 303A Initial Written Affirmation

Company name and ticker symbol:

1	2	3	4
Section 303A.06 Securities Exchange Act Rule 10A-3 ("Rule 10A-3") Audit Committee Requirements	**Applicable Exemption**	**Required Rule 10A-3 Disclosure**	**Disclosure Location** Name of document/page number where disclosure is located, if applicable
State in column (2) whether the Company or any individual member of its audit committee is relying on a Rule 10A-3 exemption and provide a brief description of the basis for such reliance, a citation to the relevant portion of Rule 10A-3 and the name of the individual relying on the exemption If the company or an individual is not relying on a Rule 10A-3 exemption, indicate "Not Applicable" in Column (2) For ease of reference, a brief description of the available Rule 10A-3 exemptions is provided on page 2		Disclose the following in a U.S. Securities and Exchange Commission filing if required by Rule 10A-3(d): • Exemption relied upon • Assessment of whether, and if so, how, such reliance would materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of Rule 10A-3 If the Company or an individual is relying on a Rule 10A-3 exemption that is required to be disclosed, provide a specific reference to the location of such disclosure in column (4) For ease of reference, an indication of whether disclosure is required is provided on page 2	

Rule 10A-3 Exemptions for a foreign private issuer[1]

Rule 10A-3(b)(1)(iv)(A) – This provision provides a transitional exemption for a company listing in connection with an initial public offering of securities[2]

Rule 10A-3(b)(1)(iv)(B) – This provision provides an exemption to allow an otherwise independent director who serves on the board of directors for both a listed company and an affiliate to serve on the audit company of the listed company[3]

Rule 10A-3(b)(1)(iv)(C) – This provision provides an exemption to allow an employee who is not an executive officer to serve on the audit committee if elected/named to the board or the audit committee pursuant to the listed company's governing law or documents, an employee collective bargaining agreement or other similar agreement or other home country legal or listing requirements.[2]

Rule 10A-3(b)(1)(iv)(D) – This provision provides an exemption to allow a director who is an affiliate of or a representative of an affiliate of the listed company to be a member of the audit committee to the extent that the director is not a voting member or chairperson of the audit committee and to the extent that neither the director nor the affiliate the director represents is an executive officer of the company. [2]

Rule 10A-3(b)(1)(iv)(E) – This provision provides an exemption for a director who is the representative or designee of a foreign government or foreign governmental entity that is an affiliate of the company to the extent the director is not an executive officer of the company. [2]

Rule 10A-3(b)(1)(iv)(F) – This provision provides that the U.S. Securities and Exchange Commission may grant a director an exemption from the independence requirements of Rule 10A-3 [2]

Rule 10A-3(c)(1) – This provision provides a general exemption from the requirement to have an audit committee where the company is listing securities but satisfies the requirements of Rule 10A-3 with respect to another class of securities already listed on a national securities exchange or national securities association[3]

Rule 10A-3(c)(2) – This provision provides a general exemption from the requirements to have an audit committee for subsidiaries that are listed on a national securities exchange or market where the subsidiary's parent company satisfies the requirements of Rule 10A-3 with respect to a class of equity securities already listed on a national securities exchange or market and the subsidiary:

- is directly or indirectly consolidated by the parent; or
- is at least 50% beneficially owned.

This exemption does not apply to a subsidiary that has issued equity securities, other than non-convertible, non-participating preferred securities. [3]

Rule 10A-3(c)(3) – This provision provides a general exemption from the requirement to have an audit committee for a company that meets the following requirements:

- The company has a board of auditors (or similar body) or has statutory auditors, established and selected pursuant to home country legal or listing provisions
- The board or body, or statutory auditors, is required by home country legal or listing requirements to be either: (A) separate from the board of directors; or (B) composed of one or more members of the board of directors and one or more members that are not also members of the board of directors.
- The board or body, or statutory auditors, are not elected by management of the company and no executive officer of the company is a member of such board or body or statutory auditor
- Home country legal or listing provisions set forth or provide for standards for the independence of such a board or body, or statutory auditors, from the company or its management
- Such board or body, or statutory auditors, in accordance with any applicable home country legal or listing requirements or the company's governing documents, are responsible, to the extent permitted by law, for the appointment, retention and oversight of the work of any public accounting firm engaged for the purpose of preparing or issuing and audit report or performing other audit, review or attest services of the company.
- The audit committee requirements of paragraphs 10A-3(b)(3) (Complaint procedures), 10A-3(b)(4) (Authority to engage advisors) and 10A-3(b)(5) (Funding) apply to the extent permitted by law. [2]

---

[1] **This summary of the provisions of Rule 10A-3 is provided for convenience only. It is not a verbatim statement of those rules and is intended solely to assist in understanding potential exemptions. This summary should not under any circumstance be relied upon as an authoritative statement of Rule 10A-3**

[2] A company is required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission

[3] A company is not required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission

NYSE Regulation

Special Entity
Section 303A
Initial Written Affirmation

This form is to be used by an open-end fund or an issuer that has only debt or preferred securities listed on the New York Stock Exchange and, pursuant to Section 303A.00, is subject solely to the requirements of Sections 303A.06, 303A.12(b) and 303A.12(c).

________________________________(the "Issuer") hereby affirms the following to the New York Stock Exchange:
(Insert Issuer name and ticker symbol)

A. Audit Committee (Section 303A.06[1])

The Issuer has an audit committee meeting the requirements of Securities Exchange Act Rule 10A-3 ("Rule 10A-3") or is exempt therefrom. If the Issuer has an audit committee, each member meets the Rule 10A-3(b)(1) independence requirements or is exempt therefrom.

If the Issuer or an individual member of the audit committee is relying on a Rule 10A-3 exemption, a brief description of the basis for such reliance, a citation to the relevant portion of Rule 10A-3 and the name of the individual relying on the exemption, if applicable, is provided on Exhibit B. If the Issuer or an individual member of its audit committee is not relying on an exemption, the Issuer has indicated "Not Applicable" on Exhibit B.

Attached on Exhibit C is a list of the current members of the audit committee. Each audit committee member deemed independent is marked with an asterisk and, if an audit committee member is claiming a Rule 10A-3 exemption, the exemption claimed is noted on Exhibit C.

The following information is provided on Exhibit C for each member of the audit committee who is also a director of the Issuer[2]:

- brief biography;
- share ownership in the Issuer*;
- brief description of any direct or indirect consulting, advisory or other compensatory fee arrangement with the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(A)*;
- indication of whether the audit committee member is an affiliated person of the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(B)*.

* The Issuer has indicated on Exhibit C if the audit committee member does not own any shares of the Issuer, does not have any fee arrangements with the Issuer or its subsidiaries and/or is not an affiliated person of the Issuer or its subsidiaries.

---

[1] Section 303A.06 incorporates the requirements of Rule 10A-3 promulgated by the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934.
[2] If any or all such information is available through a U.S. Securities and Exchange Commission filing, the Issuer can specify the location of such disclosure on Exhibit C in lieu of restating the information

Certification

This Affirmation is signed by a duly authorized officer of, and on behalf of

____

(Name of Issuer)

By: ____

Print Name: ____

Title: ____

Date: ____

There is no specified form for Exhibit C. The form of Exhibit B is specified and is available on www.nyx.com.

Note: THE NYSE WILL NOT ACCEPT IF RETYPED, MODIFIED OR IF ANY TEXT OR FOORNOTES ARE DELETED. If you have any questions regarding the applicability to your Issuer's circumstances, please call the Corporates Compliance department prior to submission

Exhibit B to

Special Entity

Section 303A Initial Written Affirmation

Issuer name and ticker symbol:

1	2	3	4
Section 303A.06 Securities Exchange Act Rule 10A-3 ("Rule 10A-3") Audit Committee Requirements	**Applicable Exemption**	**Required Rule 10A-3 Disclosure**	**Disclosure Location** Name of document/page number where disclosure is located, if applicable
State in column (2) whether the Issuer or any individual member of its audit committee is relying on a Rule 10A-3 exemption and provide a brief description of the basis for such reliance, a citation to the relevant portion of Ruler 10A-3 and the name of the individual relying on the exemption, if applicable. If the Issuer or an individual is not relying on a Rule 10A-3 exemption, indicate "Not Applicable" in Column (2). For ease of reference, a brief description of the available Rule 10A-3 exemptions is provided on page 2.		Disclose the following in a U.S. Securities and Exchange Commission filing if required by Rule 10A-3(d): • Exemption relied upon • Assessment of whether, and if so, how, such reliance would materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of Rule 10A-3 If the Issuer or an individual is relying on a Rule 10A-3 exemption that is required to be disclosed, provide a specific reference to the location of such disclosure in column (4) For ease of reference, an indication of whether disclosure is required is provided on page 2	

Rule 10A-3 Exemptions for a special entity[1]

Rule 10A-3(b)(1)(iv)(A) – This provision provides a transitional exemption for a company listing in connection with an initial public offering of securities[2]

Rule 10A-3(b)(1)(iv)(B) – This provision provides an exemption to allow an otherwise independent director who serves on the board of directors for both a listed company and an affiliate to serve on the audit company of the listed company[3]

Rule 10A-3(b)(1)(iv)(F) – This provision provides that the U.S. Securities and Exchange Commission may grant a director an exemption from the independence requirements of Rule 10A-3 [2]

Rule 10A-3(c)(1) – This provision provides a general exemption from the requirement to have an audit committee where the company is listing securities but satisfies the requirements of Rule 10A-3 with respect to another class of securities already listed on a national securities exchange or national securities association[3]

Rule 10A-3(c)(2) – This provision provides a general exemption from the requirements to have an audit committee for subsidiaries that are listed on a national securities exchange or market where the subsidiary's parent company satisfies the requirements of Rule 10A-3 with respect to a class of equity securities already listed on a national securities exchange or market and the subsidiary:

- is directly or indirectly consolidated by the parent; or
- is at least 50% beneficially owned.

This exemption does not apply to a subsidiary that has issued equity securities, other than non-convertible, non-participating preferred securities. [3]

---

[1] **This summary of the provisions of Rule 10A-3 is provided for convenience only. It is not a verbatim statement of those rules and is intended solely to assist in understanding potential exemptions. This summary should not under any circumstance be relied upon as an authoritative statement of Rule 10A-3**

[2] A company is required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission

[3] A company is not required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission

NYSE/NYSE MKT

ORIGINAL LISTING APPLICATION

Statement of Understanding*
Regarding the NYSE/NYSE MKT Policy/Procedures for Selecting a Designated Market Maker

In connection with our original listing application, we acknowledge that we have been provided with a summary of the NYSE/NYSE MKT Policy/Procedures for Selecting a Designated Market Maker ("DMM ") and understand the options presented therein. We also understand, as set forth in therein, that DMM firms may be provided with confidential information about our company, including confidential filings made to the SEC under the Jumpstart Our Business Startups Act of 2012 (JOBS Act), and that the DMMs will maintain the confidentiality of these materials and not distribute these materials or communicate issuer confidential information outside of the DMM unit and its corporate relations support group.

DMM Selection Option:

In accordance with the NYSE/NYSE MKT Policy/Procedures for Selecting a DMM, the Company has selected:

☐ **Option 1** – (please initial selection) ________

The Company selects a pool of eligible DMMs (minimum of four) from which the company will interview and choose one. We are attaching the list of DMMs that we have selected to interview to the Statement of Understanding.

☐ **Option 2** – (please initial selection) ____________

We delegate authority to the Exchange Selection Panel to select an eligible DMM.

____ ______________

Signature (Corporate Secretary or higher) Date

____

Title

____

Company

* The Statement of Understanding is to be submitted with the Company's signed, original listing application.

NYSE/NYSE MKT

ORIGINAL LISTING APPLICATION

Statement of Understanding*
Regarding NYSE/NYSE MKT
Designated Market Maker Policy and Procedures for a
Spin-Off or Company Related to a NYSE Listed Company

In connection with our original listing application, we acknowledge that we have been provided with a summary of the NYSE/NYSE MKT Policy/Procedures for Selecting a Designated Market Maker ("DMM"). We have reviewed the policy and we understand the options presented therein. We also understand, as set forth therein, that DMM firms may be provided with confidential information about our Company, including confidential filings made to the SEC under the Jumpstart Our Business Startups Act of 2012 (JOBS Act), and that the DMMs will maintain the confidentiality of these materials and not distribute these materials or communicate issuer confidential information outside of the DMM unit and its corporate relations support group.

Designated Market Maker Selection Option:

In accordance with the NYSE/NYSE MKT Policy/Procedures for Selecting a DMM , the Company has selected the following (please check applicable boxes):

☐ To stay with the DMM unit _____ (name of DMM unit) registered in the related listed company _______ (name of related listed company).

or

We choose one of the following options:

☐ **Option 1** – We select a pool of eligible DMMs (minimum of four). We are attaching the list of DMMs that we have selected to interview.

☐ **Option 2** – We delegate authority to the Exchange Selection Panel to select an eligible DMM.

____ ____________________

Signature Date

____

Title

____

Company

* The Statement of Understanding is to be submitted with the Company's signed, original listing application.

Designated Market Maker Selection

In accordance with the NYSE/NYSE MKT Policy/Procedures for Selecting a Designated Market Maker ("DMM"), we have interviewed each DMM from the pool we previously chose and have selected ________ to maintain the market in the Company's shares on the [NYSE/NYSE MKT] (choose one).

______________________________ ______________

Signature (Corporate Secretary or higher) Date

____

Title

____

Company

* This form is to be submitted to the Exchange staff within two business days after DMM Interviews have been completed. If trading of the Company's shares is to occur the same week as the DMM Interviews, the Company must submit this decision form on the day prior to trading, at the latest.

902.02 General Information on Fees

There are two types of fees applicable to listed issuers - Listing Fees and Annual Fees. Effective January 1, 2013 and as provided in Section 902.03, all issuers applying to list an equity security on the Exchange for the first time shall be subject to an Initial Application Fee. All fees are payable upon receipt of invoice. This chapter sets out fees by type of security, with different fees applicable to equity securities, closed-end funds, structured products (defined as securities listed under Sections 703.18, 703.19 and 703.21), short-term securities (defined as securities having a term of seven years or less), Investment Company Units listed under Section 703.16, streetTRACKS® Gold Shares as defined in Rule 1300, Currency Trust Shares as defined in Rule 1300A, Commodity Trust Shares as defined in Rule 1300B, and debt securities.

An issuer:

(i) listing within 36 months following emergence from bankruptcy and that has not had a security listed on a national securities exchange during such period;

(ii) relisting a class of stock that is registered under the Exchange Act that was delisted from a national securities exchange and only if such delisting was:

(a) within the previous 12 calendar months; and

(b) due to the issuer's failure to file a required periodic financial report with the Commission or other appropriate regulatory authority; or

(iii) transferring the listing of any class of equity securities, any structured product or any closed-end fund from any other national securities exchange

shall not be required to pay Listing Fees in connection with such listing, including, if applicable, the one-time special charge of $50,000 payable in connection with the listing of any new class of common shares. None of the Listing Fee waivers set forth in this Section 902.02 shall apply to the listing of any class of securities if the issuer's primary class of common stock remains listed on another national securities exchange.

Listing Fees

Listing Fees are billed for each security listed at the time an issuer first lists on the Exchange, each subsequent time a new class of security is listed, or at any subsequent time that additional shares of a listed security are issued. Listing Fees are based on the number of shares issued and outstanding, (with the exception of Investment Company Units, streetTRACKS® Gold Shares, Currency Trust Shares, and Commodity Trust Shares), and are calculated separately for each class of security listed. Treasury stock, restricted stock and shares issued in conjunction with the exercise of an over-allotment option, if applicable, are included in the number of shares an issuer is billed for at the time the class of security is first listed.

Timing of Listing Fees for Subsequent Issuances

To the extent that an issuer submits a supplemental listing application for shares that are immediately issued, such as in connection with a merger or acquisition, stock split or stock dividend, Listing Fees for those shares are billed at the time the supplemental listing application is processed.

To the extent that an issuer submits a supplemental listing application for shares that are not issued at the time of listing, such as for an equity compensation plan or for convertible securities where the listed securities will be issued over time, only the applicable minimum supplemental listing application fee will be billed at the time the supplemental listing application is processed. Listing Fees will accrue on these securities as of the date of issuance and the accrued Listing Fees will be billed at the beginning of the following year along with the issuer's Annual Fees.

Calculating Listing Fees

Generally, when an issuer lists a new class of equity securities, a structured product or a short-term security, Listing Fees are calculated according to Listing Fee schedules that set a per share rate based on the number of shares issued and outstanding. When a closed-end fund, however, first lists on the Exchange, Listing Fees are not calculated at a per share rate but are, instead, based on a range of fixed Listing Fees set according to the total number of shares issued and outstanding at the time of listing.

For all listed securities, Listing Fees for subsequent listings of additional shares are calculated starting at the rate applicable to the number of shares already listed and outstanding (including treasury stock and restricted stock). Listing Fees for additional issuances are calculated according to the applicable Listing Fee schedule on a per share rate, subject to a minimum application fee.

U.S. Issuers

For all issuers other than those that meet the SEC's definition of foreign private issuer, Listing Fees are calculated for each separate class being listed based on the total number of shares issued and outstanding at the time of listing. In this chapter, such issuers are referred to as "U.S. issuers."

Foreign Private Issuers

For issuers that satisfy the SEC's definition of foreign private issuer, Listing Fees are calculated for each separate class being listed based on the number of shares issued and outstanding in the United States at the time of listing.

Annual Fees

Annual Fees are calculated for each class or series of security listed based on the number of shares issued and outstanding, including treasury stock and restricted stock. In its first year of listing, an issuer is billed at the time of listing for Annual Fees that are prorated from the listing date through the end of the year. For an issuer in its first year of listing whose Annual Fee prior to being prorated would exceed the Total Maximum Fee (as defined below), any prorated Annual Fee will be calculated as a percentage of the Total Maximum Fee.

At the beginning of each subsequent year, the Exchange will invoice issuers for Annual Fees applicable to that year. Issuers transferring the listing of their primary class of common shares from NYSE Arca or NYSE MKT are not required to pay Annual Fees with respect to that primary class of common shares or any other class of securities transferred in conjunction therewith for the remainder of the calendar year in which the transfer occurs.

Calculating Annual Fees

Annual Fees are calculated on a per share basis, (with the exception of Investment Company Units, streetTRACKS® Gold Shares, Currency Trust Shares, and Commodity Trust Shares), subject to a minimum fee. The Annual Fee is equal to the greater of the minimum fee and the fee calculated on a per share basis.

U.S. Issuers

In order to calculate a U.S. issuer's Annual Fees for each class of security listed, the Exchange will include all issued and outstanding shares of that class as of December 31 of the previous year. The Exchange obtains information on the number of securities issued and outstanding from each issuer's transfer agent.

Foreign Private Issuers

In order to calculate a foreign private issuer's Annual Fees, the Exchange will calculate a four-quarter average of securities issued and outstanding in the United States during the preceding year. The quarterly average serves to recognize the possibility of flow-back and flow-in of securities to and from the home country market and more reasonably reflect the number of securities in the United States over the course of the year. The Exchange obtains information on the number of securities issued and outstanding in the United States, including securities registered in the United States and securities held through any U.S. nominee, from each issuer's transfer agent and/or ADR depositary bank.

To the extent that an issuer that is being billed as a foreign private issuer has a change in status that requires the issuer to commence filing U.S. periodic and annual reports with the SEC during the course of a year, the Exchange will bill that issuer as a U.S. issuer at the beginning of the first calendar year following the issuer's change in status. An issuer that changes its status is not subject to new Listing Fees for worldwide securities already issued and outstanding.

Total Maximum Fee Payable in a Calendar Year

The total fees that may be billed to an issuer in a calendar year are capped at $500,000 (the "Total Maximum Fee"). The fee cap includes most Listing Fees and Annual Fees, subject to any proration as described above under "Annual Fees". The fee cap, however, does not include the following fees:

- Listing Fees and Annual Fees for Investment Company Units, streetTRACKS® Gold Shares, Currency Trust Shares, and Commodity Trust Shares;

- Listing Fees and Annual Fees for closed-end funds;

- Listing Fees for structured products; and

- Annual Fees for structured products other than retail debt securities.

The term "retail debt securities" refers to debt securities that are listed under the equity criteria set out in Section 703.19 and traded on the equity floor of the Exchange.

In the case of transactions involving listed issuers (such as the consolidation of two listed issuers into a new issuer, a merger between a listed issuer and an unlisted issuer where the unlisted issuer survives or a new issuer is formed, or a merger between two listed issuers where one listed issuer survives), all Listing Fees and Annual Fees paid by listed issuers party to the transaction in the year, and up to the date, that the transaction concludes will be counted towards calculating the Total Maximum Fee for the ultimate listed issuer in the year of the corporate transaction.

In the case where the ultimate listed issuer was previously unlisted, however, Listing Fees and Annual Fees paid by any listed issuer party to the transaction will only be calculated towards the Total Maximum Fee for the ultimate listed issuer if such issuer lists on the Exchange at the time the transaction concludes.

If a listed real estate investment trust ("REIT") is structured as an umbrella partnership real estate investment trust ("UPREIT")* and the operating partnership through which the REIT holds its assets is also listed on the Exchange, then the total Listing Fees and Annual Fees that may be billed to those two issuers on a combined basis in a calendar year will be capped at an aggregate of $500,000. In such cases, the bill will be divided between the two issuers so that the REIT will be billed an amount equal to the same percentage of the fee cap amount as the REIT's ownership interest in the operating partnership represents of the total equity of the operating partnership.

* The terms "umbrella partnership real estate investment trust" and "UPREIT" are used herein as defined in the Exchange's rule filing submitted in connection with the adoption of this provision (SR-NYSE-2012-43).

Total Maximum Fee Payable in a Calendar Year by an Issuer Listing Upon Emergence from Bankruptcy

If an issuer lists upon emergence from bankruptcy, its Annual Fees will be calculated quarterly for the fiscal quarter in which it lists and in each of the succeeding 12 full fiscal quarters, at a rate of one-fourth of the applicable Annual Fee rate. The total fees (including Listing Fees and Annual Fees) that may be billed to such an issuer during this period will be subject to a $25,000 cap in the fiscal quarter in which the issuer lists and in each of the succeeding 12 full fiscal quarters. This fee cap is subject to the same exclusions as apply in relation to the $500,000 per year fee cap described above under "Total Maximum Fee Payable in a Calendar Year." If there are one or more fiscal quarters remaining in the year after the conclusion of the period described in this paragraph, the issuer will, on a prorated basis, be billed the regular Annual Fee subject to the $500,000 total fee cap for the remainder of that year.

Refunds of Fees

Listing Fees, Annual Fees, and Initial Application Fees are non-refundable.

Cancellation, Retirement or Redemption of Securities

An issuer must promptly advise the Exchange of the cancellation, retirement or partial or full redemption of listed securities. The resulting decrease in the number of securities outstanding does not reduce the fees an issuer has already paid, but will impact future billings.

Amended: August 30, 2012 (NYSE-2012-43); September 25, 2012 (NYSE-2012-47); December 6, 2012 (NYSE-2012-68); April 25, 2014 (NYSE-2014-24).

902.03 Fees for Listed Equity Securities

The fees set out in this section apply to listings of common and preferred equity securities by U.S. issuers and foreign private issuers. However, the fees in this section do not apply to listings of securities issued by closed-end funds, or to structured products, short-term securities, Investment Company Units listed under Section 703.16, streetTRACKS® Gold Shares as defined in Rule 1300, Currency Trust Shares as defined in Rule 1300A, Commodity Trust Shares as defined in Rule 1300B, or debt securities. Fees applicable to such securities are described in Sections 902.04, 902.05, 902.06, 902.07, and 902.08, respectively.

Section 902.03 was originally adopted pursuant to SEC approval of a filing submitted by the NYSE on August 26, 2009 (SR-NYSE-2009-83). The Listing Fees adopted pursuant to that filing will be applied retroactively to any new class of common or preferred equity securities listed on or after August 26, 2009.

Initial Application Fee

An issuer shall be required to pay an Initial Application Fee of $25,000 in connection with applying to list an equity security on the Exchange, except that an issuer:

(i) applying to list within 36 months following emergence from bankruptcy and that has not had a security listed on a national securities exchange during such period;

(ii) relisting a class of stock that is registered under the Exchange Act that was delisted from a national securities exchange and only if such delisting was:

(a) within the previous 12 calendar months; and

(b) due to the issuer's failure to file a required periodic financial report with the Commission or other appropriate regulatory authority; or

(iii) transferring the listing of any class of equity securities from any other national securities exchange

shall not be required to pay an Initial Application Fee in connection with the application for such listing. None of these Initial Application Fee waivers are applicable to the listing of any class of securities if the issuer's primary class of common stock remains listed on another national securities exchange.

An issuer that is required to pay the Initial Application Fee shall pay such fee prior to receipt of eligibility clearance to list an equity security on the Exchange pursuant to §702.02. Payment of the Initial Application Fee, when required, is a prior condition to eligibility clearance being granted to list an equity security on the Exchange. The Initial Application Fee, which is non refundable unless otherwise specified, shall be applied towards applicable Listing Fees.

If an issuer pays an Initial Application Fee in connection with the application to list an equity security but does not immediately list such security, the issuer shall not be required to pay a subsequent Initial Application Fee if it later lists such security so long as:

(i) the issuer has a registration statement regarding such security on file with the Commission;

(ii) if the issuer withdraws its registration statement, the issuer refiles a registration statement regarding such security within 12 months of the date of such withdrawal; or

(iii) if the issuer is an emerging growth company (as defined in Section 2(a)(19) of the Securities Act and Section 3(a)(80) of the Exchange Act) and/or a foreign private issuer (as defined in Rule 3b-4(c) under the Exchange Act) and has submitted a confidential, nonpublic draft registration statement (for purposes of this rule, a "Confidential Submission") to the Commission pursuant to Section 6(e) of the Securities Act or the foreign issuer nonpublic submission policy of the Commission's Division of Corporation Finance:

(a) the issuer has submitted to the Commission through the Commission's electronic submission system a Confidential Submission within the previous 120 days (for purposes of this rule, a "Current Confidential Submission") and the issuer provides evidence of such Current Confidential Submission to the Exchange; or

(b) if the Confidential Submission has ceased to be a Current Confidential Submission, then, within 12 months of the date such Confidential Submission ceased to be a Current Confidential Submission the issuer resubmits a Confidential Submission regarding such security and the issuer provides evidence of such Confidential Submission to the Exchange, or publicly files a registration statement regarding such security.

Listing Fees

Listing Fee Schedule

Listing Fees the first time an issuer lists a class of common shares are charged at a rate of $0.0032 per share. The first time that an issuer lists a class of common shares, the issuer is also subject to a one-time special charge of $50,000, in addition to fees calculated according to the Listing Fee schedule. For examples of how Listing Fees are calculated, please see "Calculating Listing Fees" below.

Listing Fees for the following types of listings are also charged at a rate of $0.0032 per share:

• At the time it first lists, an issuer lists one or more classes of preferred stock or warrants, whether or not common shares are also listed at that time;

• Once listed, an issuer lists a new class of preferred stock or warrants.

These types of listings are not subject to the special charge or to the minimum or maximum Listing Fees applicable to an initial listing of common shares.

Listing of Additional Shares Fee Schedule

Once listed, if an issuer lists additional shares of a class of previously listed securities, the following Listing Fees will apply:

Number of Securities Issued	Fee Per Share
Up to and including 75 million	$0.0048
Over 75 million up to and including 300 million	$0.00375
Over 300 million	$0.0019

When determining Listing Fees for the listing of additional shares of a class of previously listed securities, calculations are made at each level of the schedule up to and including the last level applicable to the number of shares being listed. The total Listing Fee equals the sum of the amounts calculated at each level of the schedule. In establishing at which tier of the Listing of Additional Shares Fee Schedule a company will pay fees with respect to additional shares of a previously listed class, the Exchange will include the shares with respect to which the company paid fees at the time of initial listing of that class in calculating the fees for additional shares.

The following is an example of how Listing Fees for the listing of additional shares are calculated under the schedule:

At the time Company A first lists its common stock on the Exchange, its initial listing application covers 30 million shares of its common stock. If Company A subsequently issues an additional 100 million shares, the Listing Fees will be calculated at the first level of the schedule for 45 million shares (representing the 75 million shares that are subject to the first level of the schedule minus the 30 million shares issued at the time of original listing of that class of common stock) and will pay fees at the second level of the schedule for 55 million shares (representing the remainder of the shares listed in the supplemental listing application). Therefore, in connection with the supplemental listing application, Company A must pay listing fees for the listing of additional shares of $422,250, consisting of (i) $216,000 (i.e., 45 million shares multiplied by $0.0048 per share) plus (ii) $206,250 (i.e., 55 million shares multiplied by $0.00375 per share).

Limitations on Listing Fees

Limitation on Listing Fees for Additional Class of Common Shares, including Tracking Stock. An issuer that applies to list an additional class of common shares at any time will be charged a fixed Listing Fee of $5,000 in lieu of the per share schedule. Such additional class of common shares includes, but is not limited to, a tracking stock.

Minimum and Maximum Listing Fees. The minimum and maximum Listing Fees applicable the first time an issuer lists a class of common shares are $125,000 and $250,000, respectively, which amounts include the special charge of $50,000.

If a listed real estate investment trust ("REIT") is structured as an umbrella partnership real estate investment trust ("UPREIT")* and the operating partnership through which the REIT holds its assets is also listed on the Exchange at the same time, then the minimum and maximum fees will be applied to those two issuers on a combined basis. In such cases, the bill will be divided between the two issuers so that the REIT will be billed an amount equal to the same percentage of the minimum or maximum fee amount as the REIT's ownership interest in the operating partnership represents of the total equity of the operating partnership.

* The terms "umbrella partnership real estate investment trust" and "UPREIT" are used herein as defined in the Exchange's rule filing submitted in connection with the adoption of this provision (SR-NYSE-2012-43).

Minimum Listing Fees for Subsequent Listing of Additional Securities. The minimum application fee for a subsequent listing of additional securities is $7,500 ($10,000 as of January 1, 2015). When listing additional securities, an issuer is billed Listing Fees in an amount equal to the greater of the $7,500 ($10,000 as of January 1, 2015) minimum supplemental listing application fee and the fee calculated on a per share basis. This applies to the listing of additional shares of an already listed equity security or to the listing of an additional class of equity security (other than a new class of common shares).

Application Fee for Technical Original Listings and Reverse Stock Splits. The Exchange applies a $15,000 application fee for a Technical Original Listing (*see* Section 703.10) if the change in the company's status is technical in nature and the shareholders of the original company receive or retain a share-for-share interest in the new company without any change in their equity position or rights. For example, a change in a company's state of incorporation or a reincorporation or formation of a holding company that replaces a listed company would be considered a Technical Original Listing. The $15,000 application fee also applies to a reverse stock split.

Fee for Certain Changes and for Poison Pills. A $7,500 ($10,000 as of January 1, 2015) fee will apply to applications for changes that involve modifications to Exchange records, for example, changes of name, par value, title of security or designation, and for applications relating to poison pills.

Maximum Listing Fee for Stock Splits and Stock Dividends. Listing fees on shares issued in conjunction with stock splits and stock dividends are capped at $150,000 per split or issuance.

Maximum Listing Fee for Issuance of Additional Shares of a Listed Class. Listing Fees on the issuance of additional shares of an already listed class of stock are capped at $500,000 per transaction, for example, in the case where shares are issued in conjunction with a merger or consolidation where a listed company survives, subsequent public offerings of a listed security and conversions of convertible securities into a listed security.

Discounts on Listing Fees. In the case of transactions such as a consolidation between two or more listed issuers that results in the formation of a new issuer (where at the conclusion of the transaction the new issuer immediately lists), or a merger or consolidation between a listed issuer and an unlisted issuer that results in the unlisted issuer surviving or the creation of a new issuer (where within 12 months from the conclusion of the transaction a previously unlisted issuer lists), Listing Fees for that newly listed issuer are calculated at a rate of 25% of total Listing Fees for each class of securities being listed (to the extent that total calculated listing fee for a class of common shares would be greater than $250,000, the calculation would be 25% of the $250,000 maximum for a new listing of common shares).

The special charge of $50,000 and the $125,000 minimum charge applicable when an issuer first lists a class of common shares do not apply to these types of transactions.

No discount will be applied where a listed issuer survives the merger or consolidation, or in the case of a backdoor listing. *See* Section 703.08(F) for a discussion of backdoor listings.

Listing Fees for Pre-emptive Rights. Pre-emptive rights representing equity securities are not subject to a separate Listing Fee. As of the date that pre-emptive rights are exercised, Listing Fees will accrue on the securities issued and the issuer will be billed for those Listing Fees at the beginning of the following year.

Calculating Listing Fees

Treasury stock, restricted stock and shares issued in conjunction with the exercise of an over-allotment option, if applicable, are included in the number of shares an issuer is billed for at the time a security is first listed.

The following are examples of how Listing Fees would be calculated in the case of an original listing and subsequent additional issuance of common shares for U.S. and foreign private issuers.

U.S. Issuer

Example A: A U.S. issuer listing 300,500,000 common shares in the context of an initial public offering would pay total Listing Fees of $250,000 as follows:

• The special one-time charge is $50,000.

• The Listing Fee for the 300,500,000 shares is calculated at the rate of $0.0032 per share.

• Since Listing Fees on an original listing of the primary class of Common Shares are subject to a maximum fee of $250,000 and the calculated amount exceeds this maximum, the Listing Fee will be $250,000.

Example B: The same issuer subsequently applies to list an additional 100 million shares of common stock that are immediately issued. The issuer will pay total Listing Fees of $190,000 for the subsequent listing. Since the company has already paid Listing Fees on more than 300 million shares, the Listing Fee for the additional 100 million shares is calculated at the rate of $0.0019 per share.

Foreign Private Issuer

Example C: A foreign private issuer listing 125 million ADRs representing ordinary shares as part of a worldwide 500 million share offering, assuming that all 125 million ADRs are issued in the United States, will pay total Listing Fees of $250,000 as follows:

• The special one-time charge is $$50,000.

• The Listing Fee for the 125 million ADRs is calculated at the rate of $0.0032 per ADR.

• Since Listing Fees on an original listing of the ADRs are subject to a maximum fee of $250,000 and the calculated amount exceeds this maximum, the Listing Fee will be $250,000.

Example D: The same issuer subsequently applies to list an additional 50 million ADRs that are immediately issued in the United States. The issuer will pay total Listing Fees of $187,500 for the subsequent listing. Since the company has already paid Listing Fees on 125 million ADRs, Listing Fees for the additional 50 million ADRs are calculated at the rate of $0.00375 per ADR.

The calculations set out in Examples C and D also apply to listings by foreign private issuers of ordinary shares, NY registered shares, and global shares.

Annual Fees

Annual Fee Schedule

The Annual Fee for each class of equity security listed is equal to the greater of the minimum fee or the fee calculated on a per share basis:

Type of Security	Minimum Fee	Fee Per Share
Primary class of common shares	$42,000 ($45,000 as of January 1, 2015)	$0.00093 ($0.001 as of January 1, 2015)
Each additional class of common shares (including tracking stock)	$20,000	$0.00093 ($0.001 as of January 1, 2015)
Primary class of preferred stock (if no class of common shares is listed)	$42,000 ($45,000 as of January 1, 2015)	$0.00093 ($0.001 as of January 1, 2015)
Each additional class of preferred stock (whether primary class is common or preferred stock)	$5,000	$0.00093 ($0.001 as of January 1, 2015)
Each class of warrants	$5,000	$0.00093 ($0.001 as of January 1, 2015)

To the extent that an issuer has more than one class of common shares listed, the class with the greatest number of shares outstanding will be deemed the primary class of common shares. The same analysis is applicable where an issuer has more than one class of preferred stock listed, but no class of common shares listed. Where an issuer lists a class of common shares, as well as a class of preferred stock, Annual Fees on the preferred stock will be billed at the rate applicable to an additional class of preferred stock.

In the case of transactions involving listed companies (such as a consolidation between two or more listed issuers that results in the formation of a new issuer, or a merger or consolidation between a listed issuer and an unlisted issuer that results in the unlisted issuer surviving or the creation of a new issuer), where at the conclusion of the transaction a previously unlisted issuer immediately lists, Annual Fees will not be charged to that new issuer for the year in which it lists to the extent that the transaction concludes after March 31. To the extent that the transaction concludes on or before March 31 in any calendar year, however, the newly listing issuer will be charged pro rata Annual Fees from the date of listing to the end of the year, subject to the Total Maximum Fee.

In addition, to the extent that a listed company is involved in a consolidation between two or more listed companies that results in the formation of a new issuer, or a merger or consolidation between a listed company and an unlisted issuer that results in the unlisted issuer surviving or the creation of a new issuer, or a merger between two listed issuers where one listed issuer survives, and the transaction concludes on or before March 31 in any calendar year, the non-surviving listed company(ies) will only be subject to pro rata Annual Fees for that year through the date of the conclusion of the transaction. To the extent that the transaction concludes after March 31, the non-surviving listed company(ies) will be subject to full Annual Fees for that year.

Amended: October 22, 2009 (NYSE-2009-83); August 30, 2012 (NYSE-2012-43); September 28, 2012 (NYSE-2012-51); December 6, 2012 (NYSE-2012-68); August 9, 2013 (NYSE-2013-57); September 8, 2014 (NYSE-2014-51).

902.04 Fees for Listing Securities of Closed-End Funds

The Listing Fees and Annual Fees set out in this section apply to equity securities of closed-end funds.

This Listing Fee Schedule is applicable when a closed-end fund first lists a class of common stock, or first lists a class of preferred stock in a case where common stock is not already listed.

Number of Securities Issued	Total Listing Fee
Up to and including 10 million	$20,000
Over 10 million up to and including 20 million	$30,000
Over 20 million	$40,000

Listing Fee Schedule for Listing of Additional Securities

In the case of the following types of additional listings, Listing Fees are calculated on a per share basis for each class according to the Listing Fee schedule below:

• At the time it first lists, a closed-end fund lists one or more classes of preferred stock or warrants in addition to a primary class of common stock or preferred stock;

• Once listed, a closed-end fund lists additional shares of a class of previously listed securities; or

• Once listed, a closed-end fund lists a new class of preferred stock or warrants.

To the extent that an issuer lists more than one class of the same type of security, the class with the greatest number of shares issued will be deemed the primary class.

When determining Listing Fees, *calculations are made at each level of the schedule up to the last level applicable to* the number of securities being listed. The total Listing Fee equals the sum of the amounts calculated at each level of the schedule. For examples of how Listing Fees are calculated, please see "Calculating Listing Fees" below.

Number of Securities Issued	Fee Per Share
Up to and including 2 million	$0.01475
Over 2 million up to and including 4 million	$0.0074
Over 4 million up to and including 300 million	$0.0035
Over 300 million	$0.0019

Limitations on Listing Fees

Fund Family Discount. If two or more closed-end funds from the same fund family list at approximately the same time, the Exchange will cap the collective Listing Fee for those funds at $75,000. The Exchange will consider funds from the same fund family to be listing at approximately the same time if an issuer provides notice that suchs funds will be listed as part of the same transaction. A fund family consists of closed-end funds with a common investment adviser or investment advisers who are "affiliated persons" as defined in Section 2(a)(3) of the Investment Company Act of 1940, as amended.

Limitation on Listing Fees for Additional Class of Common Shares. A closed-end fund that applies to list a new class of common shares in addition to its primary class will be charged a fixed Listing Fee of $5,000 in lieu of the per share schedule.

Minimum Listing Fee for Subsequent Listing of Additional Securities. The minimum application fee for a subsequent listing of additional securities is $2,500. When listing additional securities, an issuer is billed Listing Fees in an amount equal to the greater of the $2,500 minimum supplemental listing application fee and the fee calculated on a per share basis. This applies to the listing of additional shares of an already listed equity security or to the listing of an additional class of equity security (other than a new class of common shares).

Fee for Certain Changes. A $2,500 fee will apply to applications for changes that involve modifications to Exchange records, for example, changes of name, par value, title of security or designation.

Application Fee for Technical Original Listings and Reverse Stock Splits. The Exchange applies a $15,000 application fee for a Technical Original Listing (see Section 703.10) if the change in the issuer's status is technical in nature and the shareholders of the original issuer receive or retain a share-for-share interest in the new issuer without any change in their equity position or rights. For example, a change in a closed-end fund's state of incorporation or a reincorporation or formation of a holding company that replaces a listed closed-end fund would be considered a Technical Original Listing. The $15,000 application fee also applies to a reverse stock split.

Maximum Listing Fee for Stock Splits and Stock Dividends. Listing fees on shares issued in conjunction with stock splits and stock dividends are capped at $150,000 per split or issuance.

Maximum Listing Fee for Issuance of Additional Shares of a Listed Class. Listing Fees on the issuance of additional shares of an already listed class of stock are capped at $500,000 per transaction, for example, in the case where shares are issued in conjunction with a merger or consolidation where a listed company survives, subsequent public offerings of a listed security and conversions of convertible securities into a listed security.

Discounts on Listing Fees. In the case of transactions such as a consolidation between two or more listed issuers that results in the formation of a new issuer, or a merger or consolidation between a listed issuer and an unlisted issuer that results in the unlisted issuer surviving or the creation of a new issuer, where at the conclusion of the transaction a previously unlisted issuer immediately lists, Listing Fees for that new issuer are calculated at a rate of 25% of total

Listing Fees for each class of securities being listed (to the extent that total calculated listing fee for a class of common stock would be greater than $250,000, the calculation would be 25% of the $250,000 maximum for a new listing of common stock).

No discount will be applied where a listed issuer survives the merger or consolidation, or in the case of a backdoor listing. *See* Section 703.08(F) for a discussion of back door listings.

Listing Fees for Pre-emptive Rights. Preemptive rights representing equity securities are not subject to a separate Listing Fee. As of the date that preemptive rights are exercised, Listing Fees will accrue on the securities issued and the issuer will be billed for those Listing Fees at the beginning of the following year.

Calculating Listing Fees

Treasury stock, restricted stock and shares issued in conjunction with the exercise of an over-allotment option, if applicable, are included in the number of shares a closed-end fund is billed for at the time a security is first listed.

The following are examples of how Listing Fees would be calculated by a closed-end fund in the case of an original listing and a subsequent additional issuance of common stock:

Example A: A closed-end fund listing 50 million common shares in the context of an initial public offering or transfer from another market would pay total Listing Fees of $40,000.

Example B: The same closed-end fund subsequently applies to list an additional 5 million shares of common stock that are immediately issued. The closed-end fund will pay total Listing Fees of $17,500 for the subsequent listing. Since the closed-end fund already has 50 million shares outstanding, the Listing Fee for the additional 5 million shares is calculated at a rate of $0.0035 per share.

Annual Fees

Annual Fee Schedule for Primary Listed Security

The following Annual Fee Schedule is applicable to a closed-end fund's primary class of listed security (common stock, or preferred stock if no common stock is listed) and is equal to the greater of the minimum fee or the fee calculated on a per share basis:

Per Share Rate	$0.00093 per share ($0.001 as of January 1, 2015)
Minimum Fee	$25,000

Additional Classes of Listed Equity Issues

The Annual Fee for equity issues other than the primary class of security listed is the greater of the minimum or the fee calculated on a per share basis:

Per Share Rate	$0.00093 per share ($0.001 as of January 1, 2015)
Minimum Fee	$5,000

To the extent that a closed-end fund has more than one class of common shares listed, the class with the greatest number of shares outstanding will be deemed the primary class of common shares. The same analysis is applicable where a closed-end fund has more than one class of preferred stock listed, but no class of common shares listed. Where a closed-end fund lists a class of common shares, as well as a class of preferred stock, Annual Fees on the preferred stock will be billed at the rate applicable to an additional class of preferred stock.

Limitations on Annual Fees

Fund families that list between 3 and 14 closed-end funds will receive a 5% discount off the calculated Annual Fee for each fund listed, and those with 15 or more listed closed-end funds will receive a discount of 15%. No fund family shall pay aggregate Annual Fees in excess of $1,000,000 in any given year.

In the case of transactions involving listed issuers (such as a consolidation between two or more listed issuers that results in the formation of a new issuer, or a merger or consolidation between a listed issuer and an unlisted issuer that results in the unlisted issuer surviving or the creation of a new issuer), where at the conclusion of the transaction a previously unlisted issuer immediately lists, Annual Fees will not be charged to that new issuer for the year in which it lists to the extent that the transaction concludes after March 31. To the extent that the transaction concludes on or before March 31 in any calendar year, however, the newly listing issuer will be charged pro rata Annual Fees from the date of listing to the end of the year.

In addition, to the extent that a listed issuer is involved in a consolidation between two or more listed issuers that results in the formation of a new issuer, or a merger or consolidation between a listed issuer and an unlisted issuer that results in the unlisted issuer surviving or the creation of a new issuer, or a merger between two listed issuers where one listed issuer survives, and the transaction concludes on or before March 31 in any calendar year, the non-surviving listed issuer(s) will only be subject to pro rata Annual Fees for that year through the date of the conclusion of the transaction. To the extent that the transaction concludes after March 31, the non-surviving listed issuer(s) will be subject to full Annual Fees for that year.

Amended: September 8, 2014 (NYSE-2014-51).

902.05 Fees for Listing Structured Products

The Listing Fees and Annual Fees set out in this section apply to structured products listed under Section 703.18, the equity criteria set out in Section 703.19, and Section 703.21, and traded on the equity floor of the Exchange. The term "retail debt securities" refers to debt securities that are listed under the equity criteria set out in Section 703.19 and traded on the equity floor of the Exchange.

For fees applicable to structured products listed under the debt criteria set out in Section 703.19 and traded on NYSE Bonds, see Section 902.08. In addition, for fees applicable to structured products with a term of seven years or less, see Section 902.06.

Listing Fees

Listing Fee Schedule

The Listing Fee billed to an issuer when it lists securities is based on the number of shares issued at the time of listing. For an issuer of a structured product that lists a dollar amount of securities, an implied number of shares will be calculated by dividing the aggregate dollar amount of securities being listed by the denomination of such securities.

When determining Listing Fees, calculations are made at each level of the schedule up to and including the last level applicable to the number of shares being listed. The total Listing Fee equals the sum of the amounts calculated at each level of the schedule. For examples of how Listing Fees are calculated, please see "Calculating Listing Fees" below.

Number of Securities Issued	Fee Per Share
Up to and including 2 million	$0.01475
Over 2 million up to and including 4 million	$0.0074
Over 4 million up to and including 300 million	$0.0035
Over 300 million	$0.0019

These fees apply the first time an issuer lists a structured product, as well as to the subsequent listing of additional shares of listed structured products or the listing of a new class of structured product. The Exchange treats each series of structured product as a separate issue.

Limitations on Listing Fees

Maximum Initial Listing Fees. The maximum fee payable in any calendar year (including both Listing Fees and Annual Fees) for any individual issuance of securities listed under Section 902.05 is $500,000. This maximum was adopted pursuant to the SEC's approval of SR-NYSE-2009-117 and will be applied retroactively to any securities listed on or after November 19, 2009.

Maximum Listing Fees for Retail Debt Securities. The maximum amount of Listing Fees that will be billed to an issuer listing retail debt securities in a calendar year is $500,000.

Minimum Listing Fee for Subsequent Listing of Additional Securities. The minimum application fee for a subsequent listing of additional securities is $2,500. When listing additional securities, an issuer is billed Listing Fees in an amount equal to the greater of the $2,500 minimum supplemental listing application fee and the fee calculated on a per share basis. This applies to the listing of additional shares of an already listed security or to the listing of an additional class of security.

Fee for Certain Changes. A $2,500 fee will apply to applications for changes that involve modifications to Exchange records, for example, changes of name, par value, title of security or designation.

Calculating Listing Fees

Shares issued in conjunction with the exercise of an over-allotment option, if applicable, are included in the number of shares an issuer is billed for at the time a security is first listed.

The following are examples of how Listing Fees would be calculated in the case of an original listing and a subsequent additional issuance of a structured product, such as a trust preferred security:

Example A: An issuer of trust preferred securities listing 10 million shares in the context of an initial public offering or *transferring* such securities *from another market* would pay total Listing Fees of $65,300 as follows:

• The Listing Fee for the first 2 million shares is calculated at the rate of $0.01475 per share.

• The Listing Fee for the next 2 million shares is calculated at the rate of $0.0074 per share.

• The Listing Fee for the next 6 million shares is calculated at the rate of $0.0035 per share.

Example B: The same issuer subsequently applies to list an additional 5 million shares of the same structured product that are immediately issued. The issuer will pay total Listing Fees of $17,500 for the subsequent listing. Since the issuer has already paid Listing Fees on 10 million shares, the Listing Fee for the additional 5 million shares is calculated at the rate of $0.0035 per share.

Annual Fees

Annual Fee Schedule

Annual Fees are based on the total number of securities outstanding per listed issue. The Annual Fee is equal to the greater of the minimum fee or the fee calculated on a per share basis.

Per Share Rate	$0.00093 per share ($0.001 as of January 1, 2015)
Minimum Fee	$15,000

Limitation on Annual Fees on Repackaged Securities

Any issue of Repackaged Securities will be subject to the Annual Fee schedule in effect at the time of listing of such issue, regardless of any changes to the fee schedule made thereafter. For purposes of this section, Repackaged Securities are securities listed under Section 703.19, issued by a trust with a term of years, where the assets of the trust consist primarily of underlying fixed-income securities, and where the trust is funded (or a reserve is created) at issuance to cover the trust's principal obligations and associated expenses during the life of the Repackaged Securities.

Annual Fees for Retail Debt Securities

As set out in Section 902.02, the $500,000 Total Maximum Fee billable to an issuer in a calendar year includes all Annual Fees billed to an issuer for listed retail debt securities.

Amended: January 12, 2010 (NYSE-2009-117); September 8, 2014 (NYSE-2014-51).

902.06 Listing Fees for Short-Term Securities

The Listing Fees and Annual Fees in this section apply to "short-term" securities, or those securities having a term of seven years or less, such as, but not limited to, structured products listed under Section 703.18 (Contingent Value Rights), the equity criteria set out in Section 703.19 (Other Securities) and Section 703.21 (Equity-Linked Debt Securities), and traded on the equity floor of the Exchange. This Section 902.06 does not apply to short-term securities listed under Sections 703.15 (Foreign Currency Warrants and Index Warrants), 703.17 (Stock Index Warrants) or 703.22 (Equity Index-Linked Securities, Commodity-Linked Securities and Currency-Linked Securities).

Listing Fees

When determining Listing Fees, calculations are made at each level of the schedule up to and including the last level applicable to the number of shares being listed. The total Listing Fee equals the sum of the amounts calculated at each level of the schedule. For examples of how Listing Fees are calculated, please see "Calculating Listing Fees" below.

Number of Securities Issued	Fee Per Share
Up to and including 2 million	$0.007375
Over 2 million up to and including 4 million	$0.0037
Over 4 million up to and including 300 million	$0.00175
Over 300 million	$0.00095

These fees apply to the original listing of short-term securities, as well as to the subsequent listing of additional shares of listed short-term securities or the listing of a new class of short-term security. The Exchange treats each series of short-term security as a separate issue.

Limitations on Listing Fees

Minimum Listing Fee for Subsequent Listing of Additional Securities. The minimum application fee for a subsequent listing of additional securities is $2,500. When listing additional securities, an issuer is billed Listing Fees in an amount equal to the greater of the $2,500 minimum supplemental listing application fee and the fee calculated on a per share basis. This applies to the listing of additional shares of an already listed security or to the listing of an additional class of security.

Fee for Certain Changes. A $2,500 fee will apply to applications for changes that involve modifications to Exchange records, for example, changes of name, par value, title of security or designation.

Calculating Listing Fees

Shares issued in conjunction with the exercise of an over-allotment option, if applicable, are included in the number of shares an issuer is billed for at the time a security is first listed.

The following are examples of how Listing Fees would be calculated in the case of an original listing and a subsequent additional issuance of a short-term security, such as index warrants:

Example A: An issuer listing 10 million index warrants in the context of an initial public offering or transferring such securities from another market would pay total Listing Fees of $32,650 as follows:

- The Listing Fee for the first 2 million shares is calculated at the rate of $0.007375 per share.
- The Listing Fee for the next 2 million shares is calculated at the rate of $0.0037 per share.
- The Listing Fee for the next 6 million shares is calculated at the rate of $0.00175 per share

Example B: The same issuer subsequently applies to list an additional 5 million shares of the same security that are immediately issued. The issuer will pay total Listing Fees of $8,750 for the subsequent listing. Since the company has already paid Listing Fees on 10 million shares, the Listing Fee for the additional 5 million index warrants is calculated at the rate of $0.00175 per share.

Annual Fees

Annual Fees are based on the total number of securities outstanding per listed issue. The Annual Fee is equal to the greater of the minimum fee or the fee calculated on a per share basis.

Per Share Rate	$0.00093 per share ($0.001 as of January 1, 2015)
Minimum Fee (Except Warrants to Purchase Equity Securities)	$15,000
Minimum Fee - Warrants to Purchase Equity Securities	$5,000

Amended: September 8, 2014 (NYSE-2014-51).

902.07 Fees for Listing Investment Company Units, streetTracks ®Gold Shares, Currency Trust Shares and Commodity Trust Shares

The Listing Fees and Annual Fees set out in this section apply to Investment Company Units listed under Section 703.16, streetTRACKS® Gold Shares as defined in Rule 1300, Currency Trust Shares as defined in Rule 1300A and Commodity Trust Shares as defined in Exchange Rule 1300B.

Listing Fees

A flat Listing Fee of $5,000 will be applied at the time a series of Investment Company Units, streetTRACKS® Gold Shares or an issue of Currency Trust Shares or Commodity Trust Shares first lists on the Exchange.

Annual Fees

The following schedule sets forth the Annual Fee applicable to each series of Investment Company Units, each issue of Currency Trust Shares or Commodity Trust Shares listed on the Exchange, and to streetTRACKS® Gold Shares:

Number of Shares Outstanding (each issue)	Annual Fee
Less than 25 million	$2,000
25 million up to 50 million	$4,000
50 million up to 99,999,999	$8,000
100 million up to 249,999,999	$15,000
250 million up to 499,999,999	$20,000
500 million and over	$25,000

The Annual Fee is billed each calendar quarter and is apportioned based on the number of shares outstanding for an issue at the end of the preceding calendar quarter.

902.08 Listings Fees for Debt Securities and Listed Structured Products Traded on NYSE Bonds

All securities (including short-term securities) that list under the debt standard in Section 703.19 and trade on NYSE Bonds are subject to an initial listing fee of $5,000 ($15,000 as of January 1, 2015) and an annual fee of $5,000 ($15,000 as of January 1, 2015). The remainder of this section applies to bonds and other fixed income debt securities that list on the Exchange pursuant to Section 102.03 or 103.05.

Non-listed Debt of NYSE equity issuers and affiliated companies* NO FEE

Listed Debt of NYSE equity issuers and affiliated companies - Initial listing fee of $5,000 ($15,000 as of January 1, 2015) and annual listing fee of $5,000 ($15,000 as of January 1, 2015)

Domestic Debt of issuers exempt from registration under Securities and Exchange Act of 1934 NO FEE

All other debt securities — Initial listing fee of $5,000 ($15,000 as of January 1, 2015) and annual listing fee of $5,000 ($15,000 as of January 1, 2015).

* *The Exchange shall determine on a case-by-case basis whether a company is related to an issuer in a manner that qualifies the company as an "affiliated company."*

The following applies to Non-NYSE equity companies:

(1) In the case of relisting a previously listed issue so as to change the obligor or guarantor, a fee of $2,500 shall apply.

(2) In the case of a shelf registration application, a fee of $1,400 shall apply, which shall be applied toward the total listing fee.

None of the fees set forth in this Section 902.08 will be payable in connection with the transfer of any security to the NYSE from NYSE Amex LLC after the closing of the purchase of the American Stock Exchange LLC by NYSE Euronext (the "Merger"), provided such transfer occurs during the calendar year in which the Merger is consummated. The fee waiver in the preceding sentence will be of no further effect if the closing of the Merger does not take place by March 31, 2009.

Amended: April 14, 2011 (NYSE-2011-14); November 28, 2011 (NYSE-2011-59); September 8, 2014 (NYSE-2014-51).

902.09 Listing Fees for Foreign Currency Warrants and Currency Index Warrants, Stock Index Warrants and Equity Index-Linked Securities,Commodity-Linked Securities and Currency-Linked Securities Traded on the Equity Floor

The Listing Fees and Annual Fees in this section apply to securities listed under Section 703.15 (Foreign Currency Warrants and Currency Index Warrants), Section 703.17 (Stock Index Warrants) and Section 703.22 (Equity Index-Linked Securities, Commodity-Linked Securities and Currency-Linked Securities), and traded on the equity floor of the Exchange.

For fees applicable to structured products listed pursuant to Sections 703.18 (Contingent Value Rights) and 703.19 (Other Securities) and traded on the equity floor, see Section 902.05 and, for securities with a term of seven years or less, Section 902.06.

Listing Fees

These fees apply each time an issuer lists securities of a category that is subject to this Section 902.09, as well as to the subsequent listing of additional shares of the same class or the listing of a new class of such securities. The Exchange treats each series of such securities as a separate issue.

Shares Outstanding	Fee
Up to 1 million	$ 5,000
1+ to 2 million	10,000
2+ to 3 million	15,000
3+ to 4 million	20,000
4+ to 5 million	25,000
5+ to 6 million	30,000
6+ to 7 million	30,000
7+ to 8 million	30,000
8+ to 9 million	30,000
9+ to 10 million	32,500
10+ to 15 million	37,500
in excess of 15 million	45,000

Fees for Certain Changes

A $2,500 fee will apply to applications for changes that involve modifications to Exchange records, for example, changes of name, par value, title of security or designation.

Annual Fees

Annual Fees are based on the total number of securities outstanding per listed issue.

Shares Outstanding	Fee
Up to 6 million	$10,000
6+ to 7 million	12,000
7+ to 8 million	14,000
8+ to 9 million	16,000
9+ to 10 million	18,000
10+ to 15 million	20,000
15+ to 25 million	25,000
25+ to 50 million	42,000
in excess of 50 million	55,000

The Annual Fee will be billed in January for the forthcoming year.

None of the fees set forth in this Section 902.09 will be payable in the first year of listing in connection with the transfer to the NYSE for trading on NYSE Bonds of any security listed on NYSE Alternext US after the closing of the purchase of the American Stock Exchange LLC by NYSE Euronext (the "Merger"), provided such transfer occurs during the calendar year in which the Merger is consummated. The fee waiver in the preceding sentence will be of no further effect if the closing of the Merger does not take place by March 31, 2009.

902.10 Listing Fees for Equity-Linked Debt Securities and Equity Index-Linked Securities, Commodity-Linked Securities and Currency-Linked Securities Traded on NYSE Bonds

Securities traded on NYSE Bonds that are listed under Section 703.21 (Equity-Linked Debt Securities) and Section 703.22 (Equity Index-Linked Securities, Commodity-Linked Securities and Currency-Linked Securities) are subject to an initial listing fee of $5,000 and an annual listing fee of $5,000.

For fees applicable to securities listed under Section 703.21 (Equity-Linked Debt Securities) and Section 703.22 (Equity Index-Linked Securities, Commodity-Linked Securities and Currency-Linked Securities) and traded on the equity floor, see Section 902.05.

902.03A Discount for REITs Sharing a Common External Manager

902.03A Discount for REITs Sharing a Common External Manager

Real Estate Investment Trusts ("REITs") are subject to the fees applicable to listed equity securities as set forth in Section 902.03. However, if substantially all of the operations of each of a group of three or more listed Real Estate Investment Trusts ("REITs") are externally managed by the same entity or by entities under common control, each REIT in the group will receive a 30% discount on the applicable Annual Fees in relation to any year or portion of a year for which the common management relationship continues in existence.